FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month periods ended September 30, 2021 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

25 OCTOBER 2021
HSBC HOLDINGS PLC
3Q21 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
"We had a good third-quarter performance, with strong growth in profits supported by additional credit provision releases. Our strategy remains on track, with good delivery in all areas. This was reflected in more consistent top-line growth, robust lending pipelines across our businesses, and rising trade and mortgage balances.
While we retain a cautious outlook on the external risk environment, we believe that the lows of recent quarters are behind us. This confidence, together with our strong capital position, enables us to announce a share buyback of up to $2bn, which we expect to commence shortly."
Financial performance (vs. 3Q20)
•Reported profit after tax up $2.2bn to $4.2bn and reported profit before tax up $2.3bn to $5.4bn. The increase was driven by a release of expected credit losses and other credit impairment charges (‘ECL’) and a higher share of profit from our associates.
•All regions profitable in 3Q21, demonstrating continued earnings diversity. Asia contributed $3.3bn to Group reported profit before tax, while in HSBC UK reported profit before tax increased by $1.0bn to $1.5bn.
•Reported revenue up 1% to $12.0bn, including a favourable foreign currency translation movement. Adjusted revenue down 1% to $12.2bn, primarily reflecting unfavourable market impacts in life insurance manufacturing in Wealth and Personal Banking (‘WPB’) and lower revenue in Markets and Securities Services (‘MSS’). Notwithstanding these factors, we have seen continued good performances in areas of strategic focus, including wealth and trade finance products.
•Net interest margin (‘NIM’) of 1.19% was broadly stable compared with 3Q20 and 2Q21.
•Reported ECL were a net release of $0.7bn, compared with a $0.8bn ECL charge in 3Q20, reflecting continued stability in economic conditions and better than expected levels of credit performance.
•Reported and adjusted operating expenses were broadly unchanged as increases, including growth in technology investment, were offset by the impact of our cost-saving initiatives.
•Reported customer lending balances down $20bn in the quarter, including adverse foreign currency translation movements. On a constant currency basis, customer lending balances down $6bn, mainly from the repayment of $14bn of short-term borrowing to fund investments in initial public offerings in Hong Kong, partly offset by continued growth in mortgage balances of $7bn.
•Common equity tier 1 (‘CET1’) capital ratio of 15.9%, up 30 basis points (‘bps’) from 2Q21, reflecting a reduction in risk-weighted assets (‘RWAs’), partly offset by a decrease in CET1 capital, net of foreseeable dividends.
Financial performance (vs. 9M20)
•Reported profit after tax up $7.5bn to $12.7bn and reported profit before tax up $8.9bn to $16.2bn. Lower revenue was more than offset by net releases in ECL. Reported profit in 9M20 included an impairment of software intangibles of $1.3bn, mainly in Europe, and our share of an impairment of goodwill recorded by an associate.
•Reported revenue down 3% to $37.6bn, primarily reflecting 2020 interest rate reductions and lower revenue in MSS in Global Banking and Markets (‘GBM’). These reductions were partly offset by net favourable movements in market impacts in life insurance manufacturing and valuation adjustments in GBM.
•Reported ECL were a net release of $1.4bn, compared with a $7.6bn ECL charge in 9M20. The net release in 9M21 primarily reflected an improvement in the economic outlook since 2020. The reduction also reflected low levels of stage 3 charges in 9M21, as well as the non-recurrence of a large charge in 9M20 related to a corporate exposure in Singapore.
•Reported operating expenses up 2% as a higher performance-related pay accrual and increased investment in technology were in part mitigated by the impact of our cost-saving initiatives.
•Return on average tangible equity (‘RoTE’) (annualised) of 9.1%, up 5.6 percentage points from 9M20.
Outlook
•We continue to make progress on our environmental, social and governance (‘ESG’) agenda, including our climate commitments announced in October 2020, and work is ongoing to deliver on the commitments in the special resolution on climate change that was passed at the AGM in May 2021.
•The revenue outlook is becoming more positive, with fee growth across many of our businesses and a stabilisation of net interest income, which we expect to begin to increase in the coming quarters from lending growth and earlier than anticipated policy rate rises.
•Given current consensus economics and default experience, we expect a net release of ECL for 2021, with the potential for a further small net release of ECL in 4Q21, dependent on offsetting levels of stage 3 charges. We now have around $1.2bn remaining of the stage 1 and stage 2 ECL allowance uplift we made during 2020. We do not currently expect ECL charges to normalise towards our medium-term range of 30bps to 40bps of average loans until the second half of 2022.
•We continued to demonstrate strong cost control over the course of the year. Given inflationary pressures, continued investment and the impact and timing of recently announced acquisitions and disposals, we now expect adjusted costs of approximately $32bn for 2021 and 2022, excluding the estimated UK bank levy charge of $0.3bn. With an improved revenue outlook and the prospect of rising policy rates, we remain committed to achieving a RoTE of greater than or equal to 10% over the medium term.
•We remain well placed to fund growth and step up capital returns, and now intend to normalise our CET1 position to be within our 14% to 14.5% target operating range by the end of 2022. We intend to achieve this through a combination of growth and capital returns, as well as from an expected $20bn to $35bn uplift in RWAs in 2022 due to regulatory developments. Given our strong capital position and notwithstanding growth opportunities available to us, we intend to initiate a share buyback of up to $2bn, which we expect to commence shortly.

HSBC Holdings plc Earnings Release 3Q21	1

Earnings Release – 3Q21

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
Reported results
Reported revenue ($m)	37,563	38,672	12,012	12,565	11,927
Reported profit before tax ($m)	16,242	7,392	5,403	5,060	3,074
Reported profit after tax ($m)	12,664	5,164	4,242	3,854	2,039
Profit attributable to the ordinary shareholders of the parent company ($m)	10,819	3,336	3,543	3,396	1,359
Cost efficiency ratio (%)	66.8	63.5	66.5	68.1	67.4
Basic earnings per share ($)	0.54	0.17	0.18	0.17	0.07
Diluted earnings per share ($)	0.53	0.16	0.17	0.17	0.07
Net interest margin (%)	1.20	1.35	1.19	1.20	1.20
Alternative performance measures
Adjusted revenue ($m)	37,998	39,971	12,201	12,395	12,374
Adjusted profit before tax ($m)	17,946	10,053	5,996	5,508	4,398
Adjusted cost efficiency ratio (%)	62.7	58.3	62.2	64.0	61.5
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	(0.18)	1.01	(0.25)	(0.11)	0.31
Return on average ordinary shareholders' equity (annualised) (%)	8.2	2.7	8.0	7.8	3.2
Return on average tangible equity (annualised) (%)[1]	9.1	3.5	8.7	8.6	2.9

	At
	30 Sep	30 Jun	31 Dec
	2021	2021	2020
Balance sheet
Total assets ($m)	2,968,791	2,976,005	2,984,164
Net loans and advances to customers ($m)	1,039,677	1,059,511	1,037,987
Customer accounts ($m)	1,687,982	1,669,091	1,642,780
Average interest-earning assets, year to date ($m)	2,195,384	2,188,991	2,092,900
Loans and advances to customers as % of customer accounts (%)	61.6	63.5	63.2
Total shareholders’ equity ($m)	198,144	198,218	196,443
Tangible ordinary shareholders’ equity ($m)	157,711	157,985	156,423
Net asset value per ordinary share at period end ($)[2]	8.70	8.69	8.62
Tangible net asset value per ordinary share at period end ($)	7.81	7.81	7.75
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[3]	15.9	15.6	15.9
Risk-weighted assets ($m)[3]	839,184	862,292	857,520
Total capital ratio (%)[3]	21.3	21.0	21.5
Leverage ratio (%)[3]	5.2	5.3	5.5
High-quality liquid assets (liquidity value) ($bn)	664	659	678
Liquidity coverage ratio (%)	135	134	139
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,201	20,223	20,184
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,296	20,315	20,272
Average basic number of $0.50 ordinary shares outstanding (millions)	20,212	20,211	20,169
Dividend per ordinary share (in respect of the period) ($)	—	0.07	0.15
For reconciliation of our reported results to an adjusted basis, including lists of significant items, see page 36. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 33.
1    Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2    The definition of net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 30. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. Following the end of the transition period after the UK’s withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the version onshored into UK law under the European Union (Withdrawal) Act 2018, as amended.

2	HSBC Holdings plc Earnings Release 3Q21

Contents
	Page		Page
Highlights	1	– Approach to risk management	17
– Key financial metrics	2	– Risks related to Covid-19	17
– Business highlights	3	– Geopolitical and macroeconomic risks	17
Cautionary statement regarding forward-looking statements	4	– Ibor transition	18
Financial summary	5	– Credit risk	18
– Adjusted performance	5	– Capital adequacy	30
– Summary consolidated income statement	6	– Leverage	31
– Distribution of results by global business and geographical region	6	– Risk-weighted assets	31
– Income statement commentary	7	– Regulatory developments	32
– Summary consolidated balance sheet	12	Alternative performance measures	33
– Balance sheet commentary	12	Additional information	47
– Global businesses	13	– Dividend on preference shares	47
Notes	16	– Investor relations / media relations contacts	47
Risk	17	– Terms and abbreviations	48
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018). This announcement is made pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘Hong Kong Listing Rules’) under Part XIVA of the Securities and Futures Ordinance (Cap. 571) and Rule 13.09(2)(a) of the Hong Kong Listing Rules.
About HSBC
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,969bn at 30 September 2021, HSBC is one of the world’s largest banking and financial services organisations.

Business highlights
In February 2021, we refreshed our strategy, in recognition of the fundamental shifts in the operating environment.
Our strategy centres around four key pillars:
•focusing on our strengths and investing in the areas where we see significant opportunities for growth;
•digitising at scale by increasing our investment in technology to improve how we serve customers and increase efficiency;
•energising for growth through a strong culture, simple ways of working, and by equipping staff with the future skills they need; and
•helping our customers and communities to capture the opportunities presented by the transition to a low-carbon economy.
In 3Q21, we entered into an agreement to buy AXA Insurance Pte Limited (AXA Singapore). The proposed acquisition, which is subject to regulatory approval, is a key step in our ambition to becoming a leading wealth manager in Asia by expanding our insurance and wealth franchise in Singapore, a major hub for our wealth business in the ASEAN region.
To help our people to develop the skills for the changing world around us, we launched Future Skills in September 2021, which invited colleagues to explore new personal, digital, data and sustainability skills through a series of learning activities and events.
We continue to make progress on our ESG agenda, including our climate commitments announced in October 2020. Our new Group Chief Sustainability Officer, Celine Herweijer, joined in July 2021 to lead the net zero and wider sustainability agenda. Celine, who reports to the Group Chief Executive, is a Group Executive Committee member and chairs the Group ESG Steering Committee.
Work is ongoing to deliver on the special resolution on climate change backed by 99.7% of our shareholders at the AGM in May 2021. In addition, our Group Chief Executive, Noel Quinn, chairs the Financial Services Task Force, part of HRH The Prince of Wales’ Sustainable Markets Initiative. We took a leading role in the formation of the Net-Zero Banking Alliance, and Noel is a principal of the Glasgow Financial Alliance for Net Zero group, an initiative founded by Mark Carney in his role as UN special envoy on climate and adviser for the UK’s presidency of COP26, the United Nations Climate Change Conference of the Parties being held in Glasgow. Recognising the emerging importance of nature, we have also been appointed as a member of the Taskforce on Nature-related Financial Disclosures.
Our cost-reduction programme continues to progress. Cumulatively, since the start of the programme in 2020, we have now delivered savings of $2.6bn, with costs to achieve of $3.1bn. We now expect adjusted costs of approximately $32bn for both 2021 and 2022, excluding the UK bank levy. This compares with our previous guidance for 2022 of $31.3bn (based on average September 2021 foreign exchange rates, including the UK bank levy), with the increase in guidance reflecting inflationary pressures and continued investment, as well as costs due to the impact and timing of recently announced acquisitions and disposals.
At 30 September 2021, the Group had delivered cumulative gross RWA reductions of $93bn and we remain on track to achieve our $110bn targeted gross reduction by the end of 2022.
We maintain a strong capital position, with a CET1 ratio of 15.9% at 30 September 2021, and we intend to normalise this to be within our 14% to 14.5% target operating range by the end of 2022. We intend to achieve this through a combination of growth and capital returns, as well as from an expected $20bn to $35bn uplift in RWAs in 2022 due to regulatory developments. As signalled at our interim results in August, we now expect to move to within our target dividend payout ratio range of 40% to 55% of reported earnings per ordinary share in 2021.

HSBC Holdings plc Earnings Release 3Q21	3

Earnings Release – 3Q21

Cautionary statement regarding forward-looking statements
This Earnings Release 3Q21 contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets/commitments described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 pandemic); the Covid-19 pandemic, which is expected to continue to have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower or negative interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 pandemic); potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may affect the Group by creating regulatory, reputational and market risks; the efficacy of government, customer and HSBC’s actions in managing and mitigating climate change and in supporting the global transition to net zero carbon emissions, which may cause both idiosyncratic and systemic risks resulting in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes HSBC to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which may continue to be characterised by uncertainty despite the signing of the Trade and Cooperation Agreement between the UK and the EU; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets/commitments, which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and may negatively affect the profitability of HSBC’s insurance business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance products and our capacity to measure the climate impact from

4	HSBC Holdings plc Earnings Release 3Q21

our financing activity, which may affect our ability to achieve our climate ambition. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risks’ on pages 17 to 18 of this Earnings Release 3Q21.

Financial summary

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2021. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 9M21 and 3Q21 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statement for 9M20 at the average rate of exchange for 9M21;
•the income statement for quarterly periods at the average rate of exchange for 3Q21; and
•the closing prior period balance sheets at the prevailing rates of exchange at 30 September 2021.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 37 to 46 detail the effects of significant items on each of our global business segments and geographical regions during 9M21, 9M20, 3Q21, 2Q21 and 3Q20.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’) is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with the Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented on page 36. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 37 to 41 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
With effect from the first quarter of 2021, the Global Banking and Markets management view of adjusted revenue has been revised to align with changes to the management responsibilities of the business and how we assess business performance. Comparative data have been re-presented accordingly. Refer to page 15 for the updated financial performance summary.

HSBC Holdings plc Earnings Release 3Q21	5

Earnings Release – 3Q21

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Net interest income	19,708	20,959	6,610	6,584	6,450
Net fee income	9,996	8,907	3,322	3,211	2,981
Net income from financial instruments held for trading or managed on a fair value basis	5,909	7,768	1,725	1,775	2,000
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,825	(254)	30	1,631	1,036
Changes in fair value of designated debt and related derivatives[1]	(147)	278	(80)	46	81
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	686	259	138	291	179
Gains less losses from financial investments	555	599	122	126	133
Net insurance premium income	8,382	7,798	2,719	2,786	2,779
Other operating income	339	805	184	228	334
Total operating income	48,253	47,119	14,770	16,678	15,973
Net insurance claims and benefits paid and movement in liabilities to policyholders	(10,690)	(8,447)	(2,758)	(4,113)	(4,046)
Net operating income before change in expected credit losses and other credit impairment charges[2]	37,563	38,672	12,012	12,565	11,927
Change in expected credit losses and other credit impairment charges	1,378	(7,643)	659	284	(785)
Net operating income	38,941	31,029	12,671	12,849	11,142
Total operating expenses excluding impairment of goodwill and other intangible assets	(24,954)	(23,207)	(7,909)	(8,518)	(7,968)
Impairment of goodwill and other intangible assets	(122)	(1,361)	(80)	(42)	(73)
Operating profit	13,865	6,461	4,682	4,289	3,101
Share of profit/(loss) in associates and joint ventures	2,377	931	721	771	(27)
Profit before tax	16,242	7,392	5,403	5,060	3,074
Tax expense	(3,578)	(2,228)	(1,161)	(1,206)	(1,035)
Profit after tax	12,664	5,164	4,242	3,854	2,039
Attributable to:
– ordinary shareholders of the parent company	10,819	3,336	3,543	3,396	1,359
– preference shareholders of the parent company	7	67	—	—	22
– other equity holders	1,161	1,066	495	212	449
– non-controlling interests	677	695	204	246	209
Profit after tax	12,664	5,164	4,242	3,854	2,039
	$	$	$	$	$
Basic earnings per share	0.54	0.17	0.18	0.17	0.07
Diluted earnings per share	0.53	0.16	0.17	0.17	0.07
Dividend per ordinary share (paid in the period)[3]	0.22	—	0.07	0.15	—
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	8.2	2.7	8.0	7.8	3.2
Return on average tangible equity (annualised)	9.1	3.5	8.7	8.6	2.9
Cost efficiency ratio	66.8	63.5	66.5	68.1	67.4
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3    Includes an interim dividend of $0.07 per ordinary share in respect of the financial year ending 31 December 2021, paid in September 2021, and an interim dividend of $0.15 per ordinary share in respect of the financial year ending 31 December 2020, paid in April 2021.

Distribution of results by global business and geographical region

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Adjusted revenue[1]
Wealth and Personal Banking	16,818	17,264	5,418	5,655	5,570
Commercial Banking	10,026	10,574	3,374	3,282	3,247
Global Banking and Markets	11,482	12,283	3,604	3,544	3,709
Corporate Centre	(328)	(150)	(195)	(86)	(152)
Total	37,998	39,971	12,201	12,395	12,374
Adjusted profit before tax
Wealth and Personal Banking	5,763	3,101	1,900	1,934	1,438
Commercial Banking	5,350	1,326	1,973	1,550	1,206
Global Banking and Markets	4,723	3,814	1,416	1,360	1,248
Corporate Centre	2,110	1,812	707	664	506
Total	17,946	10,053	5,996	5,508	4,398
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

6	HSBC Holdings plc Earnings Release 3Q21

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	3,110	(2,976)	1,142	971	84
Asia	10,239	10,556	3,303	3,178	3,187
Middle East and North Africa	1,101	(326)	378	386	(300)
North America	1,163	16	358	321	(7)
Latin America	629	122	222	204	110
Total	16,242	7,392	5,403	5,060	3,074
Adjusted profit/(loss) before tax
Europe	4,230	(1,593)	1,549	1,141	473
Asia	10,455	10,773	3,371	3,277	3,254
Middle East and North Africa	1,138	191	393	395	186
North America	1,440	600	441	471	382
Latin America	683	82	242	224	103
Total	17,946	10,053	5,996	5,508	4,398
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 37 to 46 reconcile reported to adjusted results for each of our global business segments and geographical regions.

Income statement commentary
Group
3Q21 compared with 3Q20 – reported results

Movement in reported profit before tax compared with 3Q20
	Quarter ended
	30 Sep	30 Sep	Variance
	2021	2020	3Q21 vs. 3Q20
	$m	$m	$m	%
Revenue	12,012	11,927	85	1
ECL	659	(785)	1,444	>100
Operating expenses	(7,989)	(8,041)	52	1
Share of profit/(loss) from associates and JVs	721	(27)	748	>100
Profit before tax	5,403	3,074	2,329	76
Tax expense	(1,161)	(1,035)	(126)	(12)
Profit after tax	4,242	2,039	2,203	>100

Reported profit
Reported profit after tax of $4.2bn was $2.2bn higher than in 3Q20.
Reported profit before tax of $5.4bn was $2.3bn or 76% higher, primarily due to a net release in reported ECL, which reflected continued stability in the economic outlook and better than expected levels of credit performance. This compared with a net charge in 3Q20. Additionally, our share of profit from associates and joint ventures benefited from the non-recurrence of our share of an impairment of goodwill recorded in The Saudi British Bank (‘SABB’).
Lower reported ECL resulted in an increase in reported profit before tax in all of our regions, with profit before tax in HSBC UK up $1.0bn.
Reported revenue included adverse fair value movements of certain volatile items, notably:
•In WPB, adverse market impacts in life insurance manufacturing of $40m compared with a favourable movement of $126m in 3Q20.
•In GBM, adverse credit and funding valuation adjustments of $49m compared with a favourable movement of $32m in 3Q20.
Reported revenue
Reported revenue of $12.0bn was $0.1bn or 1% higher than in 3Q20, primarily due to a favourable impact of foreign currency translation differences of $0.3bn.
Reported revenue included adverse fair value movements of certain volatile items in WPB and GBM, discussed above, and lower MSS revenue in GBM, notably in Global Debt Markets. In addition, net interest income fell, as 2020 global interest rate reductions notably impacted our deposit franchises in WPB and in Global Liquidity and Cash Management ('GLCM') in Commercial Banking ('CMB') and GBM. These reductions were partly offset by increases in Equities, Securities Services and leveraged and acquisition finance in GBM, as well as from growth in fee income across all products in CMB and a recovery in global trade volumes during 2021.
Significant items in the period included adverse fair value movements on financial instruments of $0.1bn. They also included restructuring and other related costs of $0.1bn associated with disposal losses related to our RWA reduction commitments, which were broadly unchanged from 3Q20. We expect to incur additional disposal losses in future quarters as we progress with these reductions.

HSBC Holdings plc Earnings Release 3Q21	7

Earnings Release – 3Q21
Reported ECL
Reported ECL were a net release of $0.7bn, compared with a net charge of $0.8bn in 3Q20. The net release in 3Q21 reflected continued stability in economic conditions and better than expected levels of credit performance. This compared with the build-up of stage 1 and stage 2 allowances in 3Q20 due to the adverse economic outlook during the earlier phases of the Covid-19 pandemic. In addition, there were lower stage 3 charges in 3Q21.
Reported operating expenses
Reported operating expenses of $8.0bn were broadly unchanged. A decrease of $0.2bn in restructuring and other related costs, driven by a $0.2bn reduction in severance payments, was largely offset by an adverse impact of foreign currency translation differences of $0.2bn.
The impact of continued investment in technology, including investments in our digital capabilities, was broadly offset by reductions from our cost-saving initiatives of $0.6bn during 3Q21.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.7bn was $0.7bn higher than in 3Q20. This reflected an increase in the share of profit from SABB due to the non-recurrence of our share of a 3Q20 goodwill impairment charge, a higher share of profit from Bank of Communications Co., Limited (‘BoCom’) and an increase from Business Growth Fund (‘BGF’) in the UK due to a recovery in asset valuations.
Group
3Q21 compared with 3Q20 – adjusted results

Movement in adjusted profit before tax compared with 3Q20
	Quarter ended
	30 Sep	30 Sep	Variance
	2021	2020	3Q21 vs. 3Q20
	$m	$m	$m	%
Revenue	12,201	12,374	(173)	(1)
ECL	659	(823)	1,482	>100
Operating expenses	(7,585)	(7,612)	27	0
Share of profit from associates and JVs	721	459	262	57
Profit before tax	5,996	4,398	1,598	36

Adjusted profit
Adjusted profit before tax of $6.0bn was $1.6bn or 36% higher than in 3Q20, primarily due to a net release in reported ECL, which reflected continued stability in the economic outlook and better than expected levels of credit performance. This compared with a net charge in 3Q20. Our share of profit from associates and joint ventures also increased.
Adjusted revenue decreased marginally, despite continued good performances in areas of strategic focus, including wealth and trade finance products, while revenue in GLCM stabilised relative to 2Q21.
Adjusted revenue
Adjusted revenue of $12.2bn was $0.2bn or 1% lower than in 3Q20. The reduction was primarily due to net adverse movements in market impacts in life insurance manufacturing in WPB of $167m. In GBM, the reduction in adjusted revenue was notably in Global Debt Markets in MSS and from a net adverse movement in credit and funding valuation adjustments of $84m, although revenue increased in Equities, Securities Services and leveraged and acquisition finance. In CMB, we grew fee income in all products and benefited from a recovery in global trade volumes during 2021.
The reduction in adjusted revenue included a fall in net interest income due to the impact of 2020 global interest rate reductions, mainly affecting our deposit franchises within WPB and in GLCM in CMB and GBM. However, net interest income stabilised compared with 2Q21.
Adjusted ECL
Adjusted ECL were a net release of $0.7bn, compared with a charge of $0.8bn in 3Q20. ECL in 3Q21 reflected continued stability in economic conditions and better than expected levels of credit performance. This compared with the build-up of stage 1 and stage 2 allowances in 3Q20. In addition, there were lower stage 3 charges in 3Q21.
Adjusted operating expenses
Adjusted operating expenses of $7.6bn were broadly unchanged. Our continued investment in technology, including investments in our digital capabilities, was broadly offset by the effects of our cost-saving initiatives.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.7bn increased by $0.3bn or 57%. This reflected an increase in the share of profit from BoCom, as well as from BGF in the UK due to a recovery in asset valuations.

8	HSBC Holdings plc Earnings Release 3Q21

Group
9M21 compared with 9M20 – reported results

Movement in reported profit before tax compared with 9M20
	Nine months ended
	30 Sep	30 Sep	Variance
	2021	2020	9M21 vs. 9M20
	$m	$m	$m	%
Revenue	37,563	38,672	(1,109)	(3)
ECL	1,378	(7,643)	9,021	>100
Operating expenses	(25,076)	(24,568)	(508)	(2)
Share of profit from associates and JVs	2,377	931	1,446	>100
Profit before tax	16,242	7,392	8,850	>100
Tax expense	(3,578)	(2,228)	(1,350)	(61)
Profit after tax	12,664	5,164	7,500	>100
Reported profit
Reported profit after tax of $12.7bn was $7.5bn higher than in 9M20.
Reported profit before tax of $16.2bn was $8.9bn higher than in 9M20. The increase was primarily due to lower reported ECL, reflecting an improvement in the forward economic outlook, notably in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 9M20. We also reported an increase in the share of profit from associates and joint ventures. This was partly offset by lower reported revenue and an increase in reported operating expenses.
The reduction in reported revenue primarily reflected the impact of 2020 global interest rate reductions, as well as a decline in revenue in GBM’s MSS business compared with a notably strong performance in 9M20. Reported revenue also included the net favourable impact of certain volatile items:
•In WPB, favourable market impacts in life insurance manufacturing of $373m compared with adverse movements in 9M20 of $218m.
•In GBM, MSS included favourable credit and funding valuation adjustments movements, as adverse adjustments of $14m compared with adverse adjustments of $322m in 9M20. In Principal Investments, valuation gains of $325m compared with gains of $40m in 9M20.
This was partly offset by:
•In Corporate Centre, there were adverse fair value movements on our long-term debt and associated swaps of $89m (9M20: $163m favourable).
In 9M21, all of our regions were profitable. Despite the impact of lower global interest rates, our Asia business continued to perform strongly. In addition, there was a material recovery in profitability in all other regions, primarily reflecting a net release in ECL as the economic outlook improved, notably in HSBC UK.
IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. For further details on the impact of IFRS 17 on the results of our insurance operations, see page 11.
Reported revenue
Reported revenue of $37.6bn was $1.1bn or 3% lower than in 9M20. The reduction primarily reflected a fall in net interest income as a result of the impact of lower global interest rates, notably affecting our deposit franchises in WPB and in GLCM in CMB and GBM. In GBM’s MSS business, revenue decreased in Global Foreign Exchange and Global Debt Markets, compared with a notably strong 9M20, although activity increased in Equities and there were favourable movements in credit and funding valuation adjustments. In addition, revenue was lower in Corporate Centre.
These reductions were in part mitigated by revenue growth in Wealth in WPB, notably from a net favourable movement in market impacts in life insurance manufacturing, and growth in investment distribution, asset management and new business in insurance. GBM revenue also benefited from favourable valuation gains in Principal Investments and higher revenue in leveraged and acquisition finance. In CMB, revenue increased in Credit and Lending as margins improved, and a recovery in trade volumes resulted in higher fee income in Global Trade and Receivables Finance (‘GTRF’).
The reduction in reported revenue included adverse fair value movements on financial instruments of $0.6bn, although these were more than offset by the favourable impact of foreign currency translation differences of $1.4bn.
Reported ECL
Reported ECL were a net release of $1.4bn, compared with a charge of $7.6bn in 9M20. The net release in 9M21 reflected an improvement in the economic outlook, notably in the UK. This compared with the significant build-up of stage 1 and stage 2 allowances in 9M20 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL also reflected low levels of stage 3 charges, as well as the non-recurrence of a significant charge in 9M20 related to a corporate exposure in Singapore.
Given current consensus economics and default experience, ECL charges for 2021 are expected to be a net release for the year, with the potential for a further small net release in 4Q21, dependent on offsetting levels of stage 3 charges. We do not currently expect ECL charges to normalise towards our medium-term range of 30bps to 40bps of average loans until the second half of 2022.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of alternative/additional scenarios and post-model adjustments, see pages 21 to 24.

HSBC Holdings plc Earnings Release 3Q21	9

Earnings Release – 3Q21
Reported operating expenses
Reported operating expenses of $25.1bn were $0.5bn or 2% higher than in 9M20. This primarily reflected an increase in performance-related pay of $0.9bn, which is accrued based on the profile of our expected profit performance. In addition, investment in technology, including investments in our digital capabilities, increased by $0.6bn. Our investment in Asia wealth also rose by $0.1bn. These increases were partly offset by a $1.5bn impact of our cost-saving initiatives.
The increase in reported operating expenses also included the adverse impact of foreign currency translation differences of $1.1bn and an increase in restructuring and other related costs of $0.2bn, within which severance payments fell by $0.1bn. However, these items were broadly offset by the non-recurrence of a $1.3bn impairment of intangible assets, mainly in Europe in 9M20, of which $0.2bn was within restructuring and other related costs.
Reported share of profit from associates and JVs
Reported share of profit in associates and joint ventures of $2.4bn was $1.4bn higher, primarily reflecting a higher share of profit from SABB due to the non-recurrence of our share of its goodwill impairment charge in 9M20 and an increased share of profit from BoCom. Our share of profit also rose from BGF in the UK due to a recovery in asset valuations relative to 9M20.
Tax expense
The effective tax rate for 9M21 of 22.0% was lower than the 30.1% for 9M20. The effective tax rate for 9M21 was increased by the impact of substantively enacted legislation to increase the UK statutory tax rate from 1 April 2023. The 9M20 effective tax rate was high, due mainly to the non-recognition of deferred tax on losses in the UK.
Group
9M21 compared with 9M20 – adjusted results

Movement in adjusted profit before tax compared with 9M20
	Nine months ended
	30 Sep	30 Sep	Variance
	2021	2020	9M21 vs. 9M20
	$m	$m	$m	%
Revenue	37,998	39,971	(1,973)	(5)
ECL	1,378	(8,110)	9,488	>100
Operating expenses	(23,807)	(23,316)	(491)	(2)
Share of profit from associates and JVs	2,377	1,508	869	58
Profit before tax	17,946	10,053	7,893	79
Adjusted profit
Adjusted profit before tax of $17.9bn was $7.9bn or 79% higher than in 9M20, primarily due to a net release of adjusted ECL due to an improvement in the economic outlook, notably in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 9M20. Share of profit from associates and joint ventures also increased.
These factors were in part offset by lower adjusted revenue, primarily reflecting a fall in net interest income as a result of the impact of lower global interest rates and a reduction in MSS revenue in GBM, compared with a notably strong performance in 9M20. In addition, adjusted operating expenses were higher, primarily due to a higher performance-related pay accrual.
Adjusted revenue
Adjusted revenue of $38.0bn was $2.0bn or 5% lower than in 9M20. The reduction was primarily in net interest income due to the impact of lower global interest rates, mainly affecting our deposit franchises within WPB and in GLCM in CMB and GBM. In GBM’s MSS business, revenue decreased in Global Foreign Exchange and Global Debt Markets, reflecting lower market volatility and client activity compared with a notably strong 9M20, although activity increased in Equities and there were favourable movements in credit and funding valuation adjustments of $327m. In addition, revenue was lower in Corporate Centre.
These reductions were in part mitigated by revenue growth in Wealth in WPB, notably from a net favourable movement in market impacts in life insurance manufacturing of $598m, and growth in investment distribution, asset management and new business in insurance. In GBM, there were higher favourable revaluations in Principal Investments compared with 9M20, and increased revenue in leveraged and acquisition finance. In CMB, revenue grew in Credit and Lending as margins improved, and a recovery in trade volumes resulted in higher fee income in GTRF.
Adjusted ECL
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were a net release of $1.4bn compared with a charge of $8.1bn in 9M20. These reflected releases as a result of an improvement in the economic outlook, notably in the UK. This compared with the significant build-up of stage 1 and stage 2 allowances in 9M20 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL also reflected low levels of stage 3 charges in 9M21, as well as the non-recurrence of a significant charge in 9M20 related to a corporate exposure in Singapore.
Adjusted operating expenses
Adjusted operating expenses of $23.8bn were $0.5bn or 2% higher than in 9M20. This primarily reflected higher performance-related pay of $0.8bn, which is accrued based on the profile of our expected profit performance. In addition, investment in technology, including investments in our digital capabilities, increased by $0.6bn. Our Asia wealth investment also rose by $0.1bn. These increases were partly offset by a $1.5bn impact of our cost-saving initiatives.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 30 September 2021 was 223,448, a decrease of 2,611 compared with 31 December 2020. The number of contractors at 30 September 2021 was 6,236, an increase of 544, primarily as a result of our growth and transformation initiatives.

10	HSBC Holdings plc Earnings Release 3Q21

Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $2.4bn was $0.9bn or 58% higher than in 9M20, including an increase in share of profit from BoCom and SABB. Our share of profit also rose from BGF in the UK due to a recovery in asset valuations relative to 9M20.
Net interest margin

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Net interest income	19,708	20,959	6,610	6,584	6,450
Average interest-earning assets	2,195,384	2,070,703	2,207,960	2,198,953	2,141,454
	%	%	%	%	%
Gross interest yield[1]	1.64	2.09	1.62	1.64	1.76
Less: gross interest payable[1]	(0.54)	(0.89)	(0.53)	(0.53)	(0.68)
Net interest spread[2]	1.10	1.20	1.09	1.11	1.08
Net interest margin[3]	1.20	1.35	1.19	1.20	1.20
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin (‘NIM‘) of 1.20% was 15 basis points (‘bps’) lower compared with 9M20, driven by lower market interest rates. The yield on AIEA dropped by 45bps, partly offset by a 35bps fall in the funding cost of average interest-bearing liabilities. The decrease in NIM in 9M21 included the favourable impact of significant items and the adverse effects of foreign currency translation differences. Excluding these, NIM fell by 14bps.
NIM for 3Q21 was 1.19%, down 1bps compared with the previous year as well as the previous quarter, predominantly driven by a change in the balance sheet mix towards low yielding short-term funds and loans to banks, and reducing balances in high yielding term lending.
Results from insurance operations
IFRS 17 ‘Insurance Contracts’ sets the requirements for accounting for insurance contracts issued and reinsurance contracts held and is effective from 1 January 2023. As highlighted in our Form 20-F for the year ended 31 December 2020, IFRS 17 requires a number of key changes compared with our current accounting policies for insurance.
•Under IFRS 17, there will be no present value of in-force insurance contracts ('PVIF') asset recognised. Instead the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin (‘CSM’) and this will be gradually recognised in revenue as services are provided over the duration of the insurance contract. While the profit over the life of an individual contract will be unchanged, its emergence will be later under IFRS 17.
•IFRS 17 requires the increased use of current market values in the measurement of insurance assets and liabilities. Additionally, the replacement of the PVIF asset with a CSM liability will reduce both tangible and overall equity.
•In accordance with IFRS 17, directly attributable costs will be incorporated in the CSM and, as recognised, will be presented as a deduction to reported revenue. This will result in a reduction in reported operating expenses.
The Group is in the process of implementing IFRS 17, and industry practice and interpretation of the standard are still developing. Additionally, the impact on the forecast future returns of our insurance business is dependent on the growth, duration and composition of our insurance contract portfolio. Therefore, the likely financial impact of its implementation remains uncertain.
We expect to provide an update on the likely impacts on our insurance business’ income statement and balance sheet at or around our 1H22 interim results announcement. For the purpose of planning the Group’s financial resources, our initial assumption (based on analysis of the expected 2022 position) is that the resultant accounting changes may result in a step-down in the profitability of our insurance business by approximately two thirds on the transition to IFRS 17, albeit with a range of expected outcomes. The return on average ordinary shareholders' equity ('RoE') of the insurance business is not expected to be significantly impacted. A similar impact is expected on the equity of the insurance business, primarily reflecting the elimination of the PVIF asset and creation of the CSM liability (the latter impacting tangible equity). At 1H21, the equity of insurance manufacturing subsidiaries were $16.4bn, including PVIF assets of $9.4bn and an associated deferred tax liability of $1.7bn. These assumptions may change significantly in the period prior to adoption of the standard.
No significant effects are expected on the distribution of dividends from insurance subsidiaries, primarily as insurance entities do not recognise PVIF in their individual financial statements. Similarly, no significant impacts are expected on the Group’s regulatory capital, which does not consolidate the results of insurance entities.

HSBC Holdings plc Earnings Release 3Q21	11

Earnings Release – 3Q21

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2021	2021	2020
	$m	$m	$m
Assets
Cash and balances at central banks	409,918	393,559	304,481
Trading assets	256,374	260,250	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,068	49,120	45,553
Derivatives	198,533	209,516	307,726
Loans and advances to banks	95,974	86,886	81,616
Loans and advances to customers[1]	1,039,677	1,059,511	1,037,987
Reverse repurchase agreements – non-trading	211,035	201,714	230,628
Financial investments	428,751	434,576	490,693
Other assets	279,461	280,873	253,490
Total assets	2,968,791	2,976,005	2,984,164
Liabilities and equity
Liabilities
Deposits by banks	92,548	100,448	82,080
Customer accounts	1,687,982	1,669,091	1,642,780
Repurchase agreements – non-trading	121,158	112,798	111,901
Trading liabilities	89,212	89,637	75,266
Financial liabilities designated at fair value	146,086	151,686	157,439
Derivatives	189,169	200,156	303,001
Debt securities in issue	82,903	84,218	95,492
Liabilities under insurance contracts	111,015	110,572	107,191
Other liabilities	242,029	250,635	204,019
Total liabilities	2,762,102	2,769,241	2,779,169
Equity
Total shareholders’ equity	198,144	198,218	196,443
Non-controlling interests	8,545	8,546	8,552
Total equity	206,689	206,764	204,995
Total liabilities and equity	2,968,791	2,976,005	2,984,164
1    Net of impairment allowances.

Balance sheet commentary
Balance sheet – 30 September 2021 compared with 30 June 2021
At 30 September 2021, our total assets of $3.0tn were $7bn lower on a reported basis and included adverse effects of foreign currency translation differences of $39bn.
The decrease in total assets reflected lower loans and advances to customers. This was in part offset by higher cash balances, which rose by $16bn, from an increased commercial surplus and growth in deposits, as well as an increase in reverse repurchase agreements, driven by higher client demand and short-term funding requirements.
Reported loans and advances to customers as a percentage of customer accounts was 61.6%, which was lower compared with 63.5% at 30 June 2021.
Loans and advances to customers
Reported loans and advances to customers of $1.0tn were $20bn lower, which included adverse effects of foreign currency translation differences of $14bn. On a constant currency basis, customer lending balances were $6bn lower.
Customer lending decreased in WPB by $2bn to $482bn, mainly from the repayment of $9bn of short-term borrowing to fund investments in initial public offerings in Hong Kong. This reduction was largely offset by higher mortgage balances, notably in the UK (up $2bn), Hong Kong (up $2bn) and Canada (up $1bn) as housing market activity continued to increase.
In GBM, lending of $212bn fell by $2bn, and in CMB, customer lending of $345bn was $1bn lower. These reductions were primarily driven by the repayment of short-term borrowing to fund investments in initial public offerings in Hong Kong. In addition, in CMB we grew trade lending by $2bn, reflecting a recovery in global trade volumes, which largely mitigated a reduction in other term lending.
Customer accounts
Customer accounts of $1.7tn increased by $19bn on a reported basis, which included adverse effects of foreign currency translation differences of $22bn. On a constant currency basis, customer accounts were $41bn higher, with growth across all of our global businesses. The increase was primarily in the UK, Hong Kong and Singapore, as customers continued to build up their savings as spending remained below pre-pandemic levels.

12	HSBC Holdings plc Earnings Release 3Q21

Risk-weighted assets – 30 September 2021 compared with 30 June 2021
Risk-weighted assets (‘RWAs’) decreased by $23.1bn during the quarter. Excluding foreign currency translation differences, RWAs decreased by $14.4bn, reflecting the following movements:
•a $6.4bn fall in RWAs due to changes in asset quality, which related predominantly to favourable portfolio mix changes and credit migration in GBM and CMB corporate lending portfolios;
•a $4.5bn reduction in RWAs due to changes to methodology and policy, mostly risk parameter refinements in GBM and CMB; and
•a $3.5bn asset size decrease. This was mostly due to lower short-term lending in WPB and GBM related to lending to fund initial public offerings in Hong Kong, partly offset by an increase in market risk RWAs.

Global businesses
Wealth and Personal Banking – adjusted results

Management view of adjusted revenue[1]
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2021	2020	9M21 vs. 9M20		2021	2021	2020
	$m	$m	$m	%	$m	$m	$m
Wealth	6,989	5,885	1,104	19	2,166	2,422	2,188
– investment distribution	2,721	2,520	201	8	870	821	881
– life insurance manufacturing	1,957	1,188	769	65	518	866	609
– Global Private Banking	1,402	1,384	18	1	467	442	424
net interest income	481	532	(51)	(10)	161	162	144
non-interest income	921	852	69	8	306	280	280
– asset management	909	793	116	15	311	293	274
Personal Banking	9,211	10,293	(1,082)	(11)	3,067	3,062	3,098
– net interest income	8,166	9,354	(1,188)	(13)	2,710	2,725	2,777
– non-interest income	1,045	939	106	11	357	337	321
Other[2]	618	1,086	(468)	(43)	185	171	284
Net operating income[3]	16,818	17,264	(446)	(3)	5,418	5,655	5,570
RoTE excluding significant items (annualised) (%)	17.2	7.6
1    With effect from the first quarter of 2021, certain items within the management view of adjusted revenue have been renamed. ‘Wealth Management‘ has been renamed ‘Wealth‘ and ‘Retail Banking‘ has been renamed ‘Personal Banking‘.
2    ‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income. It also includes Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M21 compared with 9M20
Adjusted profit before tax of $5.8bn was $2.7bn or 86% higher than in 9M20. This reflected a net release of adjusted ECL as the economic outlook improved, compared with the significant build-up of allowances in 9M20. The impact of lower global interest rates resulted in a decrease in net interest income, which was partly offset by an increase in Wealth revenue due to a net favourable movement of $598m in market impacts in insurance, and growth in investment distribution (up $0.2bn), asset management (up $0.1bn) and new business in insurance (up $0.2bn).
Adjusted revenue of $16.8bn was $0.4bn or 3% lower.
In Personal Banking, revenue of $9.2bn was down $1.1bn or 11%.
•Net interest income was $1.2bn lower due to narrower margins following the fall in global interest rates in 2020 due to the Covid-19 pandemic. This reduction was partly mitigated by deposit balance growth of $35bn or 5% and higher mortgage lending of $23bn or 7% across all regions, particularly in the UK and Hong Kong.
•Non-interest income increased by $0.1bn or 11%, driven by growth of mortgage fees in the UK and higher transaction volumes and spending on cards.
In Wealth, revenue of $7.0bn was up $1.1bn or 19%.
•Life insurance manufacturing revenue was $0.8bn higher, which included a net favourable movement in market impacts of $598m. A favourable movement of $373m compared with an adverse movement of $225m in 9M20, as equity markets continued to improve after the sharp fall in March 2020. The value of new business written of $0.8bn was $0.2bn higher, reflecting market share growth across Asia, notably in Hong Kong, where we significantly broadened engagement with domestic customers, including through the continued expansion of our health platforms.
•Investment distribution revenue was $0.2bn or 8% higher, reflecting strong equity market conditions in Hong Kong, which resulted in higher mutual fund sales and growth in brokerage fees as transaction volumes increased.
•Asset management revenue was $0.1bn or 15% higher, driven by an increase in management fees from higher net new money inflows, and growth in performance fees, reflecting favourable market movements.
•Global Private Banking revenue was $18m or 1% higher due to growth in non-interest income of $69m or 8%. A rise in investment revenue reflected higher fees from advisory and discretionary mandates, as well as market volatility. This was partly offset by net interest income, which fell by $51m or 10% as a result of the impact of lower global interest rates.
Adjusted ECL were a net release of $0.3bn, compared with a charge of $2.7bn in 9M20. ECL reflected a release of allowances as the economic outlook improved. This compared with the significant build-up of allowances in 9M20 as a result of the Covid-19 pandemic.

HSBC Holdings plc Earnings Release 3Q21	13

Earnings Release – 3Q21
Adjusted operating expenses of $11.4bn were $0.1bn or 1% lower, as the benefits of our cost-saving initiatives funded our continued investment in Wealth in Asia and also offset a higher performance-related pay accrual.
3Q21 compared with 3Q20
Adjusted profit before tax of $1.9bn was $0.5bn or 32% higher than in 3Q20. This was driven by a $0.6bn reduction in adjusted ECL, reflecting continued stability in economic conditions and better than expected levels of credit performance. Adjusted revenue was $0.2bn or 3% lower, driven by a net adverse movement in market impacts in life insurance manufacturing of $167m and the ongoing impact of lower global interest rates. However, this was in part mitigated by higher revenue, notably fee income, in asset management and Global Private Banking. While wealth balances fell by 2% in the quarter, mainly reflecting an adverse movement in equity markets in Asia, net new money in Global Private Banking and asset management remained positive. Adjusted operating expenses were stable, as our increased investment in Wealth in Asia was funded by the benefits of our cost-saving initiatives.
Commercial Banking – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2021	2020	9M21 vs. 9M20		2021	2021	2020
	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance	1,433	1,362	71	5	500	474	436
Credit and Lending	4,485	4,367	118	3	1,520	1,479	1,482
Global Liquidity and Cash Management	2,638	3,354	(716)	(21)	896	870	943
GBM products, Insurance and Investments, and Other[1]	1,470	1,491	(21)	(1)	458	459	386
– of which: share of revenue from Markets and Securities Services and Banking products	791	719	72	10	266	262	227
Net operating income[2]	10,026	10,574	(548)	(5)	3,374	3,282	3,247
RoTE excluding significant items (annualised) (%)	11.6	1.1
1    Includes CMB's share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM's share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M21 compared with 9M20
Adjusted profit before tax of $5.4bn was $4.0bn higher than in 9M20. This reflected a net release of adjusted ECL of $0.5bn in 9M21 as the economic outlook improved, compared with a charge of $4.1bn in 9M20 due to a significant build-up of allowances and a notable charge related to a corporate exposure in Singapore. This was partly offset by a decline in adjusted revenue, mainly due to the impact of lower global interest rates.
Adjusted revenue of $10.0bn was $0.5bn or 5% lower.
•In GLCM, revenue decreased by $0.7bn or 21%, reflecting the impact of lower global interest rates, mainly in Hong Kong and the UK. This was partly offset by a 16% increase in year-on-year average deposit balances, with growth particularly in the UK, Hong Kong and the US, as well as from an 8% increase in fee income, with growth across all regions.
•In GBM products, Insurance and Investments, and Other, revenue reduced by $21m or 1%, reflecting the impact of lower global interest rates on income earned on capital held in the business. This reduction was partly offset by higher revenue from the cross-sell of GBM products to CMB customers, notably Global Markets and Capital Markets and Advisory.
These decreases were partly offset:
•In Credit and Lending, revenue increased by $0.1bn or 3%, reflecting wider margins and an 8% increase in fee income, notably in the UK, Latin America and North America. During 2021 we grew balances in Asia, although year-on-year average balances decreased, as customers' funding requirements fell due to the Covid-19 restrictions.
•In Global Trade and Receivables Finance (‘GTRF’), revenue rose by $0.1bn or 5%, driven by a 7% growth in fee income across all regions, partly reflecting a recovery in global trade volumes during 2021, as well as an increase in average balances, notably in Asia.
Adjusted ECL were a net release of $0.5bn, compared with a charge of $4.1bn in 9M20. ECL in 9M21 reflected a release of stage 1 and stage 2 allowances as the economic outlook improved, notably in the UK. This compared with the significant build-up of allowances in 9M20 as a result of the adverse economic outlook due to the Covid-19 pandemic. The reduction in ECL also included lower stage 3 charges in 9M21, and as 9M20 included a significant charge related to a corporate exposure in Singapore.
Adjusted operating expenses of $5.2bn were $0.1bn or 1% higher, primarily reflecting an increase in the performance-related pay accrual and continued investment in our digital and transactional banking capabilities. These increases were partly offset by continued cost discipline through hiring efficiencies, and the impact of our cost-saving initiatives.
At 30 September 2021, we had delivered $23bn of cumulative gross RWA reductions as part of our transformation programme.
3Q21 compared with 3Q20
Adjusted profit before tax of $2.0bn was $0.8bn or 64% higher than in 3Q20, primarily due to a reduction in adjusted ECL of $0.6bn, reflecting continued stability in economic conditions, better than expected levels of credit performance and lower stage 3 charges. Adjusted revenue for the quarter increased compared with the prior year quarter for the first time since the pandemic, driven by higher fee income across all products and growth in trade lending and deposit balances, although these were partly offset by the impact of lower global interest rates. Adjusted operating expenses were broadly unchanged as increased investment in technology was broadly offset by the impact of our cost-saving initiatives and continued disciplined hiring.

14	HSBC Holdings plc Earnings Release 3Q21

Global Banking and Markets – adjusted results

Management view of adjusted revenue[1,2]
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2021	2020	9M21 vs. 9M20		2021	2021	2020
	$m	$m	$m	%	$m	$m	$m
Markets and Securities Services	6,417	7,096	(679)	(10)	1,985	1,921	2,066
– Securities Services	1,452	1,402	50	4	528	467	417
– Global Debt Markets	877	1,346	(469)	(35)	164	314	306
– Global Foreign Exchange	2,452	3,328	(876)	(26)	772	721	842
– Equities	990	547	443	81	348	220	233
– Securities Financing	660	814	(154)	(19)	222	196	233
– Credit and funding valuation adjustments	(14)	(341)	327	96	(49)	3	35
Banking	4,951	5,189	(238)	(5)	1,659	1,646	1,626
– Global Trade and Receivables Finance	538	540	(2)	—	180	178	176
– Global Liquidity and Cash Management	1,357	1,575	(218)	(14)	465	444	460
– Credit and Lending	1,939	2,039	(100)	(5)	629	650	686
– Capital Markets and Advisory	947	820	127	15	337	317	286
– Other[3]	170	215	(45)	(21)	48	57	18
GBM Other	114	(2)	116	>100	(40)	(23)	17
– Principal Investments	325	42	283	>100	88	63	53
– Other[4]	(211)	(44)	(167)	>(100)	(128)	(86)	(36)
Net operating income[5]	11,482	12,283	(801)	(7)	3,604	3,544	3,709
RoTE excluding significant items (annualised) (%)	10.1	6.9
1    With effect from the first quarter of 2021, management view of adjusted revenue has been revised to align with changes to the management responsibilities of the business and how we assess business performance. Comparative data have been re-presented accordingly.
2    From 1 June 2020, revenue from Issuer Services, previously reported in Securities Services, was reported in Banking. This resulted in $80m revenue being recorded in Securities Services in 9M20. Comparative data have not been re-presented.
3    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
4    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
5    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M21 compared with 9M20
Adjusted profit before tax of $4.7bn was $0.9bn or 24% higher than in 9M20. This mainly reflected a net release of adjusted ECL, compared with a significant build-up of allowances in 9M20, despite a decrease in adjusted revenue and higher operating expenses.
Adjusted revenue of $11.5bn decreased by $0.8bn compared with 9M20.
In MSS, revenue fell by $0.7bn or 10%, compared with an exceptionally strong comparative period, primarily in Global Debt Markets, Global Foreign Exchange and Securities Financing.
•In Equities, our diversified product and geographical coverage enabled us to capture market opportunities, including the strong client activity, particularly in wealth in Asia and Europe, due to volatility in the Shanghai and Hong Kong stock exchanges, contributing to revenue growth of $0.4bn or 81%.
•In Securities Services, we continued to grow assets under custody, with a 23% year-on-year increase in average balances, rising to $10tn. In addition, transaction volumes increased in Asia and Europe, resulting in higher fees.
In Banking, revenue fell by $0.2bn or 5%.
•In GLCM, revenue fell by $0.2bn or 14%, as lower global interest rates compressed margins, although we grew average balances by 5% and increased fee income, reflecting higher transaction volumes in the US and UK.
•Capital Markets and Advisory benefited from a strong performance in leveraged and acquisition finance, particularly in the US, although revenue was adversely affected by a reduction in debt underwriting volumes compared with elevated activity in 9M20.
•Revenue was adversely affected in Credit and Lending and GTRF due to strategic actions taken to reduce RWAs.
Adjusted ECL were a net release of $0.6bn, compared with a charge of $1.3bn in 9M20. ECL in 9M21 reflected the release of stage 1 and stage 2 allowances as the economic outlook improved, and benefited from a net release of provisions against specific stage 3 customers. This compared with the significant build-up of allowances in 9M20 as a result of the Covid-19 pandemic.
Adjusted operating expenses of $7.3bn were $0.1bn or 2% higher from an increased performance-related pay accrual of approximately $0.3bn and higher technology investment. These increases were partly offset by the impact of our cost-saving initiatives.
At 30 September 2021, we had delivered $70bn of cumulative gross RWA reductions as part of our transformation programme. Since the start of the programme, this mitigated growth in RWAs from asset quality deterioration, increased activity on client facilities and elevated market volatility as a result of the Covid-19 pandemic, as well as from regulatory changes.
3Q21 compared with 3Q20
Adjusted profit before tax of $1.4bn was $0.2bn or 13% higher than in 3Q20, driven by a net release in adjusted ECL in 3Q21.
Adjusted revenue was $0.1bn or 3% lower. Revenue in Global Debt Markets was lower due to our strategic reduction of the capital deployed to G10 long-term rates derivatives market-making, and was in the context of strong client activity in 3Q20. However, there was continued momentum in Equities, notably in derivatives, from higher client activity and volatility in Asia. In Securities Services, 3Q21 was a strong quarter, as higher volumes resulted in fee growth and we grew assets under custody, mainly in Asia. In Credit and Lending, net interest income fell due to our strategic actions to reduce RWAs, resulting in lower balances. Adjusted ECL were $0.3bn lower, reflecting continued stability in economic conditions and better than expected levels of credit performance. Adjusted operating expenses were

HSBC Holdings plc Earnings Release 3Q21	15

Earnings Release – 3Q21
$23m or 1% lower, as our cost-saving initiatives and lower litigation costs more than offset an increase in investments in technology and a higher performance-related pay accrual.
Corporate Centre – adjusted results

Management view of adjusted revenue
	Nine months ended				Quarter ended
	30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
	2021	2020	9M21 vs. 9M20		2021	2021	2020
	$m	$m	$m	%	$m	$m	$m
Central Treasury[1]	(89)	169	(258)	>(100)	(35)	(27)	(32)
Legacy portfolios	(19)	(24)	5	21	(35)	6	28
Other[2]	(220)	(295)	75	25	(125)	(65)	(148)
Net operating income[3]	(328)	(150)	(178)	>(100)	(195)	(86)	(152)
RoTE excluding significant items (annualised) (%)	5.4	4.6
1    Central Treasury includes adverse valuation differences on issued long-term debt and associated swaps of $89m (9M20: gain of $163m; 3Q21: loss of $35m; 2Q21: loss of $27m; 3Q20: loss of $32m).
2    Revenue from Markets Treasury, HSBC Holdings net interest expense and Argentina hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M21 was $1,844m (9M20: $2,253m; 3Q21: $524m; 2Q21: $510m; 3Q20: $672m).
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
9M21 compared with 9M20
Adjusted profit before tax of $2.1bn was $0.3bn or 16% higher than in 9M20 due to an increased adjusted share of profit from associates and joint ventures, partly offset by adverse movements in adjusted revenue and adjusted operating expenses.
Adjusted revenue decreased by $0.2bn, mainly in Central Treasury, from a net adverse fair value movement of $252m relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps.
Adjusted operating expenses increased by $0.4bn due to a reduction in recoveries from our global businesses, higher expenditure on regulatory projects and a higher performance-related pay accrual.
Adjusted share of profit from associates and joint ventures of $2.4bn increased by $0.8bn. The increases were from BoCom and SABB, as well as from BGF in the UK, reflecting a recovery in asset valuations relative to 9M20.
3Q21 compared with 3Q20
Adjusted profit before tax of $0.7bn was $0.2bn higher than in 3Q20. This was primarily due to an increase in the share of profit from BoCom and from BGF in the UK due to favourable asset valuations compared with 3Q20. This was partly offset by lower revenue, driven by a loss on disposal of legacy portfolios in the US.

Notes
•    Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2021 and the quarter ended 30 September 2020. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2021 and the corresponding balances at 30 June 2021.
•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 324 to 335 of our Form 20-F for the year ended 31 December 2020.
•On 2 August 2021, the Directors approved an interim dividend for the 2021 half-year of $0.07 per ordinary share. The interim dividend was paid on 30 September 2021 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates determined on 20 September 2021. The Group will not pay quarterly dividends during 2021, but will review whether to revert to paying quarterly dividends at or ahead of its 2021 results announcement in February 2022.

16	HSBC Holdings plc Earnings Release 3Q21

Risk

Approach to risk management
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk.
We operate a wide-ranging stress testing programme, which is a key part of our risk management and capital and liquidity planning. Stress testing provides management with key insights into the impacts of severely adverse events on the Group, and provides confidence to regulators on the Group's financial stability.
In response to the risks posed by climate change, we have developed our capabilities to execute climate stress testing and scenario analysis, which are being used to further enhance our understanding of our risk exposures for use in risk management and business decision making. We have also delivered regulatory stress testing exercises to a number of regulators including the Bank of England's climate biennial exploratory scenario. We appointed a Head of Climate Risk in support of our climate change strategy and to oversee the development of our climate risk management capabilities. Our ongoing climate risk programme will shape our approach to climate risk across four key pillars: governance and risk appetite; risk management; stress testing; and disclosures.
At 30 September 2021, our CET1 ratio increased to 15.9%, from 15.6% at 30 June 2021, and our liquidity coverage ratio (‘LCR’) was 135%. Our capital, funding and liquidity positions continue to help enable us to support our customers throughout the ongoing geopolitical and macroeconomic uncertainty.

Risks related to Covid-19
The Covid-19 outbreak and its effect on the global economy have continued to impact our organisation and our customers, and the future effects of the pandemic still remain uncertain. The economic impact of the pandemic has affected regions at different times and to varying degrees.
The various government support measures and restrictions put in place in response to the outbreak have created additional challenges, given the rapid pace of change and significant operational demands. The speed at which countries and territories are able to return to pre-Covid-19 levels of economic activity will vary based on the levels of continuing government support offered, the continuing levels of infection, and ability of governments to roll out vaccines across each country. While the approval and roll-out of vaccines during 2021 raised hopes that government restrictions will be lifted across all developed markets by the end of the year, there has been significant divergence in the speed at which vaccines have been deployed. Most developed countries have now vaccinated a large proportion of their populations, although take-up rates vary both within countries and across age groups. Many less developed countries have struggled to secure supplies and are at an earlier stage of their vaccination programmes. There remains uncertainty regarding the efficacy and side effects of the vaccines over various time horizons, particularly as new variants of the virus emerge. A full return to pre-pandemic levels of social interaction across all our key markets is unlikely in the short to medium term, despite the easing of government restrictions in many of these markets.
Our operations have been resilient throughout the Covid-19 pandemic. However, the operational support functions on which the Group relies are based in a number of countries worldwide, some of which, notably India, have been particularly affected by the Covid-19 pandemic and experienced a significant increase in infection rates during 2021. As a result, business continuity responses have been implemented and the majority of service level agreements have been maintained in locations where the Group operates. We continue to monitor the situation closely, in particular in those countries and regions where Covid-19 infections are most prevalent.
Our ECL models continue to be impacted by the pandemic, particularly as a result of the various government measures introduced to support borrowers during the outbreak. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of Covid-19 on critical model inputs. In addition, we have been responding to complex conduct considerations and heightened risk of fraud related to the varying government support measures and restrictions. The continued economic uncertainty from the pandemic could adversely impact our revenue assumptions, notably volume growth.

Geopolitical and macroeconomic risks
The trade and regulatory environment is becoming increasingly fragmented. The spread of the Covid-19 delta variant has been a major contributing factor to the disruption of supply chains in several industries globally. Supply chain disruptions are likely to create a headwind to continued recovery for the remainder of 2021. The mismatch between supply and demand has also impacted commodity prices and has created further challenges for monetary authorities. Central bank interest rates remain at historically low levels in developed markets, whereas in several emerging markets central banks have begun to tighten monetary policy to counter rising inflation. The vaccine-led economic recovery contributed to an increase in interest rate yields and a steepening of yield curves in our major markets in the first half of 2021. However, more recently, some segments of the financial markets have priced in a moderation in global GDP growth rates from 2022 as the post-Covid-19 rebound fades, and as Chinese policymakers take calibrated steps to curb domestic financial risks, resulting in some re-flattening of major market yield curves.
Recent market volatility reflects, to a certain extent, concerns about potential repercussions that may affect the wider Chinese and global economy resulting from the recent instability of China’s real estate sector. Such repercussions may occur directly through financial exposures to the Chinese real estate sector, or indirectly through the effect of weaker Chinese economic activity on global supply chains and commodities demand and pricing. Using the Chinese government’s ‘three red lines’ framework used to govern the real estate sector, at 30 September 2021 HSBC had no direct credit exposure to developers in the 'red' category, and limited exposure to clients categorised as 'orange'. We continue to monitor the situation closely, particularly potential indirect impacts that may arise, and seek to take mitigating actions as required.
Potential changes to tax legislation and tax rates in the countries in which we operate could increase the Group’s effective tax rate in future periods as governments seek revenue sources to pay for the Covid-19 support packages that they have implemented. In October,

HSBC Holdings plc Earnings Release 3Q21	17

Earnings Release – 3Q21
the finance ministers of 136 countries, including all G7 and G20 countries, reached agreement on the key principles with respect to the introduction of a global minimum tax rate of 15% by 2023. The financial impact on HSBC will depend significantly on the finalisation of several key aspects of the calculations. It is expected that detailed rules will be finalised during the fourth quarter of 2021. Given the uncertainty regarding the detail of the tax rules and the future profitability in each tax jurisdiction, we are not able to reliably estimate the potential impact at this stage.
Geopolitical tensions could also have potential ramifications for the Group and its customers. The relationship between the UK and the EU laid out in the Trade and Cooperation Agreement of December 2020 will take time to settle, and may give rise to intermittent disputes in the interim. Diplomatic tensions including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, may affect the Group by creating regulatory, reputational and market risks. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and the US continues to advance the development of its framework for strategic competition with China. There is also increasing discussion in the US and Europe on multilateral efforts to address certain areas of disagreement with China, which may create a more complex operating environment for the Group and its customers. In response to foreign sanctions and trade restrictions, China has also announced a number of sanctions, trade restrictions and laws that could impact the Group and its customers. We continue to carefully monitor and seek to manage the potential implications of these developments.
The financial impact to the Group of geopolitical risks in Asia is heightened due to the strategic importance of the region in terms of profitability and prospects for growth. Business sentiment in some sectors in Hong Kong remains dampened, although the financial services sector has remained strong and has benefited from stable liquidity conditions.

Ibor transition
During the third quarter of 2021, our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition from legacy Ibor products – continued to engage with our clients, and finalise IT and operational changes necessary to facilitate an orderly transition from Ibors to RFRs, or alternative benchmarks, such as policy interest rates. Following the announcement by ICE Benchmark Administration Limited in March 2021 to extend the publication of the US dollar London interbank offer rate (‘Libor’) to June 2023, the Group’s transition programme is focusing mainly on client engagement for Ibors demising from the end of 2021.
The Group’s exposure to contracts referencing Libor interest rates that are demising from the end of 2021 has continued to reduce as a result of ceasing to provide sterling Libor cash and derivative products, in line with industry milestones and the transition of legacy contracts. With respect to the transition of our legacy contracts linked to Libor interest rates demising from the end of 2021, we have communicated with all impacted clients and plan to transition a significant amount of contracts by 31 December 2021. While client and market factors continue to present challenges in the transition process, the plans and actions being taken demonstrate that this is achievable dependent on the pace of market transition away from the demising benchmarks, and the responsiveness of our clients in agreeing the required changes.
We continue to participate in market-wide initiatives for the transition of derivative contracts and new RFR convention changes. We also continue to meet our clients to discuss loan contracts and we launched a consent solicitation to remediate Ibor references in a number of the Group’s English law-governed capital/MREL instruments. The key risks associated with the transition of these legacy contracts, including regulatory compliance risk, resilience risk, financial reporting risk, legal risk and market risk, continue to be actively managed and mitigated with focus on ensuring fair outcomes for clients are achieved. We will continue to carry out contractual legal repapering and rebooking activities, along with the negotiation of fallback provisions where active transition cannot be achieved. However, there may be a limited number of contracts that are difficult to transition (so-called ‘tough legacy’), where we may need to rely on jurisdictional legislative solutions, to the extent possible.

Credit risk
Summary of credit risk
At 30 September 2021, gross loans and advances to customers and banks of $1,147bn increased by $13bn, compared with 31 December 2020. This included adverse foreign exchange movements of $16.4bn and a $2.6bn decrease due to domestic mass market retail banking in the US being reclassified to assets held for sale.
Excluding foreign exchange movements, growth was driven by a $17.9bn increase in personal loans and advances to customers and a $15.7bn increase in loans and advances to banks. Wholesale loans and advances to customers decreased by $4.2bn.
The increase in personal loans and advances to customers was driven by mortgage growth of $16.8bn, mainly in the UK (up $7.4bn), Hong Kong (up $5.1bn) and Canada (up $3.1bn). Personal loans and overdrafts increased by $2.6bn, mainly in Hong Kong (up $2.2bn). This was partly offset by a decrease of $1.3bn in credit cards, mainly in the US (down $0.9bn).
During the first nine months of 2021, the Group experienced a release in allowances for ECL, which was driven by improving economic forecasts, better than expected levels of credit performance and lower levels of stage 3 charges. Excluding foreign exchange movements, stage 1 and stage 2 allowances for ECL reduced by $2.6bn and stage 3 by $0.4bn.
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $2.7bn from 31 December 2020. This was attributable to:
•a $1.4bn decrease in wholesale loans and advances to customers, of which $1.1bn was driven by stages 1 and 2; and
•a $1.3bn decrease in personal loans and advances to customers, of which $1.2bn was driven by stages 1 and 2.
At 30 September 2021, the allowance for ECL of $12.4bn decreased by $3.3bn compared with 31 December 2020, including favourable foreign exchange movements of $0.3bn. The $12.4bn allowance comprised $11.9bn in respect of assets held at amortised cost, $0.5bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
The ECL release for the first nine months of 2021 was $1.4bn, inclusive of recoveries. This comprised: $1.1bn in respect of wholesale lending, of which the stage 3 and purchased or originated credit impaired (‘POCI’) charge was $0.3bn; $0.4bn in respect of personal lending, of which the stage 3 charge was $0.3bn; and $0.1bn in respect of debt instruments measured at FVOCI, partly offset by a charge

18	HSBC Holdings plc Earnings Release 3Q21

of $0.2bn in other financial assets measured at amortised cost. Uncertainty remains as countries emerge from the pandemic at different speeds, government support measures unwind and supply chain interruptions contribute to rising inflation.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Sep 2021		At 31 Dec 2020
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	1,051,186	(11,509)	1,052,477	(14,490)
– personal	472,078	(3,335)	460,809	(4,731)
– corporate and commercial	513,853	(8,042)	527,088	(9,494)
– non-bank financial institutions	65,255	(132)	64,580	(265)
Loans and advances to banks at amortised cost	95,988	(14)	81,658	(42)
Other financial assets measured at amortised cost	884,955	(328)	772,408	(175)
– cash and balances at central banks	409,922	(4)	304,486	(5)
– items in the course of collection from other banks	6,384	—	4,094	—
– Hong Kong Government certificates of indebtedness	41,476	—	40,420	—
– reverse repurchase agreements – non-trading	211,035	—	230,628	—
– financial investments	87,376	(82)	88,719	(80)
– prepayments, accrued income and other assets[2]	128,762	(242)	104,061	(90)
Total gross carrying amount on-balance sheet	2,032,129	(11,851)	1,906,543	(14,707)
Loans and other credit-related commitments	652,767	(389)	659,783	(734)
– personal	238,036	(21)	236,170	(40)
– corporate and commercial	281,609	(346)	299,802	(650)
– financial	133,122	(22)	123,811	(44)
Financial guarantees	27,304	(71)	18,384	(125)
– personal	852	—	900	(1)
– corporate and commercial	22,252	(67)	12,946	(114)
– financial	4,200	(4)	4,538	(10)
Total nominal amount off-balance sheet[3]	680,071	(460)	678,167	(859)
	2,712,200	(12,311)	2,584,710	(15,566)

	Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	339,698	(91)	399,717	(141)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 12 includes both financial and non-financial assets. The 30 September 2021 balances include $2,601m gross carrying amounts and $35m allowances for ECL related to domestic mass market retail banking in the US reported under assets held for sale.
3    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

HSBC Holdings plc Earnings Release 3Q21	19

Earnings Release – 3Q21

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 September 2021
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	883,967	148,452	18,558	209	1,051,186	(1,410)	(3,126)	(6,898)	(75)	(11,509)	0.2	2.1	37.2	35.9	1.1
– personal	449,422	17,483	5,173	—	472,078	(598)	(1,423)	(1,314)	—	(3,335)	0.1	8.1	25.4	—	0.7
– corporate and commercial	376,029	124,650	12,965	209	513,853	(778)	(1,647)	(5,542)	(75)	(8,042)	0.2	1.3	42.7	35.9	1.6
– non-bank financial institutions	58,516	6,319	420	—	65,255	(34)	(56)	(42)	—	(132)	0.1	0.9	10.0	—	0.2
Loans and advances to banks at amortised cost	94,540	1,448	—	—	95,988	(9)	(5)	—	—	(14)	—	0.3	—	—	—
Other financial assets measured at amortised cost	878,031	6,571	311	42	884,955	(133)	(132)	(57)	(6)	(328)	—	2.0	18.3	14.3	—
Loan and other credit-related commitments	612,789	39,209	768	1	652,767	(156)	(176)	(57)	—	(389)	—	0.4	7.4	—	0.1
– personal	236,203	1,677	156	—	238,036	(20)	(1)	—	—	(21)	—	0.1	—	—	—
– corporate and commercial	246,578	34,420	610	1	281,609	(121)	(168)	(57)	—	(346)	—	0.5	9.3	—	0.1
– financial	130,008	3,112	2	—	133,122	(15)	(7)	—	—	(22)	—	0.2	—	—	—
Financial guarantees	23,759	3,285	259	1	27,304	(13)	(27)	(31)	—	(71)	0.1	0.8	12.0	—	0.3
– personal	836	15	1	—	852	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	19,436	2,572	243	1	22,252	(11)	(26)	(30)	—	(67)	0.1	1.0	12.3	—	0.3
– financial	3,487	698	15	—	4,200	(2)	(1)	(1)	—	(4)	0.1	0.1	6.7	—	0.1
At 30 Sep 2021	2,493,086	198,965	19,896	253	2,712,200	(1,721)	(3,466)	(7,043)	(81)	(12,311)	0.1	1.7	35.4	32.0	0.5

Stage 2 days past due analysis at 30 September 2021
	Gross carrying/nominal amount[1]				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	148,452	145,122	2,038	1,292	(3,126)	(2,727)	(196)	(203)	2.1	1.9	9.6	15.7
– personal	17,483	15,392	1,280	811	(1,423)	(1,070)	(170)	(183)	8.1	7.0	13.3	22.6
– corporate and commercial	124,650	123,503	674	473	(1,647)	(1,602)	(25)	(20)	1.3	1.3	3.7	4.2
– non-bank financial institutions	6,319	6,227	84	8	(56)	(55)	(1)	—	0.9	0.9	1.2	—
Loans and advances to banks at amortised cost	1,448	1,448	—	—	(5)	(5)	—	—	0.3	0.3	—	—
Other financial assets measured at amortised cost	6,571	6,495	36	40	(132)	(111)	(12)	(9)	2.0	1.7	33.3	22.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).
3    Days past due ('DPD').
4    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

20	HSBC Holdings plc Earnings Release 3Q21

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2020
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	869,920	163,185	19,095	277	1,052,477	(1,974)	(4,965)	(7,439)	(112)	(14,490)	0.2	3.0	39.0	40.4	1.4
– personal	430,134	25,064	5,611	—	460,809	(827)	(2,402)	(1,502)	—	(4,731)	0.2	9.6	26.8	—	1.0
– corporate and commercial	387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)	0.3	1.9	45.0	40.4	1.8
– non-bank financial institutions	52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)	0.1	1.0	19.1	—	0.4
Loans and advances to banks at amortised cost	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)	—	0.4	—	—	0.1
Other financial assets measured at amortised cost	768,216	3,975	177	40	772,408	(80)	(44)	(42)	(9)	(175)	—	1.1	23.7	22.5	—
Loan and other credit-related commitments	604,485	54,217	1,080	1	659,783	(290)	(365)	(78)	(1)	(734)	—	0.7	7.2	100.0	0.1
– personal	234,337	1,681	152	—	236,170	(39)	(1)	—	—	(40)	—	0.1	—	—	—
– corporate and commercial	253,062	45,851	888	1	299,802	(236)	(338)	(75)	(1)	(650)	0.1	0.7	8.4	100.0	0.2
– financial	117,086	6,685	40	—	123,811	(15)	(26)	(3)	—	(44)	—	0.4	7.5	—	—
Financial guarantees	14,090	4,024	269	1	18,384	(37)	(62)	(26)	—	(125)	0.3	1.5	9.7	—	0.7
– personal	872	26	2	—	900	—	(1)	—	—	(1)	—	3.8	—	—	0.1
– corporate and commercial	9,536	3,157	252	1	12,946	(35)	(54)	(25)	—	(114)	0.4	1.7	9.9	—	0.9
– financial	3,682	841	15	—	4,538	(2)	(7)	(1)	—	(10)	0.1	0.8	6.7	—	0.2
At 31 Dec 2020	2,336,365	227,405	20,621	319	2,584,710	(2,414)	(5,445)	(7,585)	(122)	(15,566)	0.1	2.4	36.8	38.2	0.6

Stage 2 days past due analysis at 31 December 2020
	Gross carrying/nominal amount[1]				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	163,185	159,367	2,052	1,766	(4,965)	(4,358)	(275)	(332)	3.0	2.7	13.4	18.8
– personal	25,064	22,250	1,554	1,260	(2,402)	(1,895)	(227)	(280)	9.6	8.5	14.6	22.2
– corporate and commercial	126,287	125,301	489	497	(2,444)	(2,344)	(48)	(52)	1.9	1.9	9.8	10.5
– non-bank financial institutions	11,834	11,816	9	9	(119)	(119)	—	—	1.0	1.0	—	—
Loans and advances to banks at amortised cost	2,004	2,004	—	—	(9)	(9)	—	—	0.4	0.4	—	—
Other financial assets measured at amortised cost	3,975	3,963	3	9	(44)	(44)	—	—	1.1	1.1	—	—
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).
3    Days past due ('DPD').
4    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Measurement uncertainty and sensitivity analysis of ECL estimates
While there has been continued improvement in the economic outlook in the quarter, there remains a high degree of uncertainty as countries recover from the pandemic at different rates, government support measures unwind and new virus strains test the efficacy of vaccination programmes. As a result of this uncertainty, management judgements and estimates reflect a degree of caution. During 2020, stage 1 and stage 2 ECL provisions on loans increased by $3.9bn, reflecting mainly the evolution of the global pandemic, and while they reduced by $2.7bn in the nine months of 2021 as economic conditions recovered, $1.2bn of the 2020 uplift remained at 30 September 2021 ($1.1bn wholesale and $0.1bn retail). Caution is reflected both in the selection of economic scenarios and their weightings, and in the management judgemental adjustments, which reflect how economic conditions interact with modelled outcomes, and are described in more detail below.
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate.
Methodology
Four economic scenarios have been used to capture the exceptional nature of the current economic environment and to articulate management’s view of the range of potential outcomes. Three of these scenarios are drawn from consensus forecasts and distributional estimates. Management has chosen an additional scenario to represent its view of severe downside risks. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.

HSBC Holdings plc Earnings Release 3Q21	21

Earnings Release – 3Q21
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
The end of government restrictions and the global roll-out of vaccines have supported a strong recovery in the world economy in 2021 following an unprecedented contraction in 2020. More than half of the populations of the UK, the US, Hong Kong and mainland China are now fully vaccinated, which has facilitated the reduction of hospitalisations and deaths, despite a resurgence in new cases in some markets. This has allowed further reopening and some resumption of travel. It is likely that multi-year vaccination programmes will be needed and that the divide between developed and developing countries will persist. The emergence of new variants that reduce the efficacy of vaccines and vaccine hesitancy remains a risk.
Economic forecasts are subject to a high degree of uncertainty in the current environment. While risks to the economic outlook are dominated by the progression and management of the pandemic and vaccine roll-out, geopolitical risks also present downside threats. These risks include continued differences between the US and China over a range of issues, dampened business sentiment in Hong Kong and the evolution of the UK’s relationship with the EU.
Four global scenarios have been used for the purpose of calculating ECL at 30 September 2021. These are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario and an additional Downside scenario.
•The consensus Central scenario: This scenario features a recovery in economic activity in 2021, supported by a successful roll-out of vaccination programmes and the ending of government restrictions on mobility across our major markets. Government support programmes will continue to assist labour markets, households and firms, while economic activity and unemployment will recover back to their pre-Covid-19 levels.
•The consensus Upside scenario: This scenario features a faster recovery in economic activity in the near term, compared with the consensus Central scenario, with GDP growth returning to pre-Covid-19 levels in 2021 in Hong Kong, mainland China and the US.
•The consensus Downside scenario: This scenario features a considerably weaker recovery in economic activity compared with the Central scenario. In this scenario, growth remains weak, unemployment rates stay elevated and equity markets and house prices contract.
•The additional Downside scenario: This scenario reflects management’s view of tail risks and features a second severe and prolonged recession.
Both the consensus Downside and the additional Downside scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The range of macroeconomic projections across the various scenarios is shown in the table below:

Macroeconomic projections in key markets
	Central scenario				Consensus Upside			Consensus Downside			Additional Downside
	Five-year average	2021	2022	2023	Five-year average	Best outcome		Five-year average	Worst outcome		Five-year average	Worst outcome
Hong Kong
GDP growth rate (%)	2.7	6.5	3.0	2.7	4.8	11.9	(3Q22)	0.7	(5.1)	(1Q22)	0.9	(8.6)	(3Q22)
Unemployment rate (%)	4.0	5.8	4.5	4.0	3.6	3.1	(4Q22)	4.8	6.8	(4Q21)	5.5	7.1	(4Q21)
House price growth (%)	3.2	3.2	5.0	3.6	4.5	9.6	(3Q22)	(0.1)	(8.5)	(3Q22)	(1.4)	(16.3)	(3Q22)
Mainland China
GDP growth rate (%)	5.0	8.6	5.6	5.3	7.3	15.4	(3Q22)	3.4	(1.0)	(2Q22)	3.2	(6.9)	(3Q22)
Unemployment rate (%)	3.8	3.8	3.8	3.7	3.7	3.4	(3Q22)	3.9	4.1	(1Q22)	5.0	5.6	(3Q23)
House price growth (%)	4.9	4.5	6.5	5.3	7.0	15.8	(3Q22)	3.8	1.2	(3Q22)	(1.4)	(20.5)	(3Q22)
UK
GDP growth rate (%)	2.8	6.6	5.3	2.1	4.1	10.1	(1Q22)	1.8	(0.2)	(3Q23)	2.0	(3.7)	(2Q22)
Unemployment rate (%)	4.5	5.1	5.1	4.6	4.1	3.5	(3Q23)	5.1	6.2	(3Q22)	7.0	8.0	(1Q23)
House price growth (%)	2.8	9.0	2.8	2.5	4.0	7.2	(4Q21)	0.8	(3.9)	(3Q22)	(2.5)	(13.9)	(1Q23)
US
GDP growth rate (%)	2.7	6.5	4.1	2.3	4.4	10.8	(1Q22)	1.2	(2.3)	(3Q22)	1.4	(4.6)	(3Q22)
Unemployment rate (%)	4.0	5.5	4.3	4.1	3.3	2.0	(2Q22)	4.8	6.7	(2Q22)	8.8	11.0	(3Q23)
House price growth (%)	5.7	13.7	9.2	5.5	6.7	13.9	(4Q21)	4.9	3.8	(1Q23)	3.5	(4.2)	(3Q22)
Note: The ‘worst’ or the ‘best’ outcome refers to the quarter that is either the trough or peak in the respective variable, in the first two years of the scenario.
Scenario weights are consistent with those applied at 30 June 2021 with the exception of the UK. The UK consensus Central scenario probability weighting has increased to 60% (30 June 2021: 50%) and the consensus Upside scenario weighting has increased to 10% (30 June 2021: 5%), with corresponding decreases in the consensus Downside scenario to 20% (30 June 2021: 30%) and the additional Downside scenario to 10% (30 June 2021: 15%). Progress in the vaccine roll-out programme, accompanied by a recovery in economic activity following the end of government restrictions on mobility, led to management attaching a greater probability to the Central scenario in the UK.

22	HSBC Holdings plc Earnings Release 3Q21

Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
At 30 September 2021, management judgements were applied to reflect credit risk dynamics not captured by our models. The drivers of the management judgemental adjustments reflect the improvement in the overall economic outlook and continue to evolve with the economic environment.
Where the macroeconomic and portfolio risk outlook continues to improve, supported by low levels of observed defaults, adjustments initially taken to reflect increased risk expectations have been retired or reduced.
However, other adjustments have increased where modelled outcomes are overly sensitive and not aligned to observed changes in the risk of the underlying portfolios during the pandemic, or where sector-specific risks are not adequately captured.
We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Management judgemental adjustments made in estimating the reported ECL at 30 September 2021 are set out in the following table. The table includes adjustments in relation to data and model limitations resulting from the pandemic, and as a result of the regular process of model development and implementation. It shows the adjustments applicable to the scenario-weighted ECL numbers.

Management judgemental adjustments to ECL at 30 September 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)	0.1	(0.1)	—
Corporate lending adjustments		0.9	0.9
Retail lending probability of default adjustments			—
Retail model default timing adjustments	0.2		0.2
Macroeconomic-related adjustments	0.4		0.4
Pandemic-related economic recovery adjustments	0.1		0.1
Other retail lending adjustments	0.3		0.3
Total	1.0	0.8	1.8

Management judgemental adjustments to ECL at 31 December 2020[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)		(0.7)	(0.7)
Corporate lending adjustments		0.5	0.5
Retail lending probability of default adjustments	(0.8)		(0.8)
Retail model default timing adjustment	1.9		1.9
Macroeconomic-related adjustments	0.1		0.1
Pandemic-related economic recovery adjustments			—
Other retail lending adjustments	0.3		0.3
Total	1.5	(0.2)	1.3
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an ECL increase of $0.8bn at 30 September 2021 (31 December 2020: $0.2bn decrease).
•Adjustments relating to low-credit-risk exposures decreased ECL by $0.1bn at 30 September 2021 (31 December 2020: $0.7bn decrease). These were mainly to highly rated banks, sovereigns and US government-sponsored entities, where modelled credit factors did not fully reflect the underlying fundamentals of these entities or the effect of government support and economic programmes in the Covid-19 environment. The decrease in adjustment impact relative to 31 December 2020 was mostly driven by increased alignment of modelled outcomes to management expectations following changes in systems and data.
•Adjustments to corporate exposures increased ECL by $0.9bn at 30 September 2021 (31 December 2020: $0.5bn increase). These principally reflected the outcome of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics, quantitative analyses and benchmarks. Considerations include risk of individual exposures under different macroeconomic scenarios and comparison of key risk metrics to pre-pandemic levels, resulting in either releases or increases to ECL in each geography. The increase in adjustment impact relative to 31 December 2020 was mostly driven by management judgements as a result of the effect of further improvement of macroeconomic scenarios on modelled outcomes and increased dislocation of modelled outcomes to management expectations for high-risk sectors.
At 30 September 2021, the above adjustments included a reduction to ECL of $0.5bn for India to address overly sensitive modelled results related to severe projections of macroeconomic variables that are outside of the historical observations of which IFRS 9 models have been built and calibrated. Excluding this adjustment, the increase to ECL was $1.4bn, which is similar to the adjustment amount to corporate exposures reported at 30 June 2021.
In the retail portfolio, management judgemental adjustments were an ECL increase of $1.0bn at 30 September 2021 (31 December 2020: $1.5bn increase).
•Retail model default suppression adjustments increased ECL by $0.2bn (31 December 2020: $1.9bn increase). The lower adjustment reflects management’s judgement that this applies to a fewer number of economies given the reduced risk that defaults are being delayed as customer relief and government support programmes are wound down with continued improvement in macroeconomic forecasts.
•Macroeconomic-related adjustments increased ECL by $0.4bn (31 December 2020: $0.1bn increase). These adjustments are primarily in relation to country-specific risks related to future macroeconomic conditions and the impacts on credit performance. Included

HSBC Holdings plc Earnings Release 3Q21	23

Earnings Release – 3Q21
within this category was $0.2bn for the UK, where the economic outlook remains uncertain in relation to credit performance following the conclusion of the furlough scheme, supply chain issues and inflation.
•Pandemic-related economic recovery adjustments increased ECL by $0.1bn (31 December 2020: $0) to adjust for the effects of the volatile pace of recovery from the pandemic where in management’s judgement this leads to modelled outcomes that are overly sensitive given the limited observed deterioration in the underlying portfolio during the pandemic.
•Other retail lending adjustments increased ECL by $0.3bn (31 December 2020: $0.3bn increase). There was no significant change from the year end.
•Retail lending probability of default adjustments were not required at 3Q21 as the projections of macroeconomic variables are now fully within the boundaries of historical observation on which IFRS 9 models have been built and calibrated to operate.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts, including the efficacy of government support measures. If the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario, Upside scenario, Downside scenario or the additional Downside scenario at 30 September 2021, it would increase/(decrease) as presented in the below sensitivity table.

	Retail[1]	Wholesale[2]
Total Group ECL at 30 September 2021	$bn	$bn
Reported ECL	3.3	3.0
Scenarios
100% consensus Central scenario	(0.2)	(0.4)
100% consensus Upside scenario	(0.4)	(1.1)
100% consensus Downside scenario	0.2	0.9
100% additional Downside scenario	1.4	4.1

	Retail[1]	Wholesale[2]
Total Group ECL at 31 December 2020	$bn	$bn
Reported ECL	4.5	4.5
Scenarios
100% consensus Central scenario	(0.3)	(0.9)
100% consensus Upside scenario	(1.0)	(2.0)
100% consensus Downside scenario	0.3	1.0
100% additional Downside scenario	1.3	5.9
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
At 30 September 2021, Group ECL sensitivity decreased across all scenarios compared with 31 December 2020, driven by the improvement of macroeconomic forecasts.

24	HSBC Holdings plc Earnings Release 3Q21

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	353,030	8,575	3,189	364,794	(97)	(137)	(456)	(690)
– of which: interest only (including offset)	28,262	2,006	261	30,529	(5)	(23)	(77)	(105)
affordability (including US adjustable rate mortgages)	13,348	932	469	14,749	(9)	(5)	(6)	(20)
Other personal lending	96,392	8,908	1,984	107,284	(501)	(1,286)	(858)	(2,645)
– other	77,616	4,487	1,551	83,654	(279)	(522)	(590)	(1,391)
– credit cards	17,058	4,188	390	21,636	(214)	(752)	(254)	(1,220)
– second lien residential mortgages	323	45	38	406	(1)	(4)	(9)	(14)
– motor vehicle finance	1,395	188	5	1,588	(7)	(8)	(5)	(20)
At 30 Sep 2021	449,422	17,483	5,173	472,078	(598)	(1,423)	(1,314)	(3,335)
By geography
Europe	208,721	6,097	2,262	217,080	(199)	(718)	(671)	(1,588)
– of which: UK	172,344	5,522	1,537	179,403	(175)	(686)	(423)	(1,284)
Asia	184,553	8,445	1,361	194,359	(154)	(378)	(249)	(781)
– of which: Hong Kong	125,133	4,995	192	130,320	(66)	(230)	(43)	(339)
MENA	4,961	273	208	5,442	(43)	(45)	(125)	(213)
North America	43,196	1,984	1,032	46,212	(28)	(64)	(114)	(206)
Latin America	7,991	684	310	8,985	(174)	(218)	(155)	(547)
At 30 Sep 2021	449,422	17,483	5,173	472,078	(598)	(1,423)	(1,314)	(3,335)

By portfolio
First lien residential mortgages	336,666	12,233	3,383	352,282	(125)	(188)	(442)	(755)
– of which: interest only (including offset)	29,143	3,074	351	32,568	(9)	(19)	(88)	(116)
affordability (including US adjustable rate mortgages)	13,265	2,209	606	16,080	(11)	(11)	(5)	(27)
Other personal lending	93,468	12,831	2,228	108,527	(702)	(2,214)	(1,060)	(3,976)
– other	74,174	7,288	1,489	82,951	(305)	(914)	(665)	(1,884)
– credit cards	17,327	5,292	680	23,299	(386)	(1,281)	(380)	(2,047)
– second lien residential mortgages	593	100	51	744	(3)	(9)	(10)	(22)
– motor vehicle finance	1,374	151	8	1,533	(8)	(10)	(5)	(23)
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)
By geography
Europe	200,120	11,032	2,511	213,663	(247)	(1,271)	(826)	(2,344)
– of which: UK	163,338	9,476	1,721	174,535	(223)	(1,230)	(545)	(1,998)
Asia	178,175	7,969	1,169	187,313	(234)	(446)	(241)	(921)
– of which: Hong Kong	118,252	5,133	206	123,591	(102)	(237)	(48)	(387)
MENA	4,879	403	251	5,533	(54)	(112)	(152)	(318)
North America	40,387	4,613	1,378	46,378	(93)	(200)	(132)	(425)
Latin America	6,573	1,047	302	7,922	(199)	(373)	(151)	(723)
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)

HSBC Holdings plc Earnings Release 3Q21	25

Earnings Release – 3Q21
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	376,029	124,650	12,965	209	513,853	(778)	(1,647)	(5,542)	(75)	(8,042)
– agriculture, forestry and fishing	6,659	867	377	1	7,904	(10)	(23)	(103)	(1)	(137)
– mining and quarrying	7,499	2,632	506	16	10,653	(15)	(55)	(161)	(12)	(243)
– manufacture	68,012	22,856	1,997	74	92,939	(127)	(264)	(909)	(35)	(1,335)
– electricity, gas, steam and air-conditioning supply	12,661	2,289	64	—	15,014	(13)	(20)	(23)	—	(56)
– water supply, sewerage, waste management and remediation	3,116	429	48	—	3,593	(4)	(5)	(24)	—	(33)
– construction	9,250	4,494	752	1	14,497	(29)	(47)	(422)	(1)	(499)
– wholesale and retail trade, repair of motor vehicles and motorcycles	72,822	21,028	2,957	8	96,815	(105)	(202)	(1,953)	(1)	(2,261)
– transportation and storage	20,086	8,253	706	10	29,055	(53)	(119)	(230)	—	(402)
– accommodation and food	7,399	15,224	1,019	1	23,643	(80)	(297)	(122)	(1)	(500)
– publishing, audiovisual and broadcasting	17,231	2,618	190	26	20,065	(39)	(34)	(40)	(5)	(118)
– real estate	93,129	25,407	1,934	1	120,471	(163)	(286)	(697)	—	(1,146)
– professional, scientific and technical activities	14,753	4,451	701	32	19,937	(25)	(47)	(170)	(7)	(249)
– administrative and support services	18,759	7,725	838	39	27,361	(25)	(87)	(337)	(12)	(461)
– public administration and defence, compulsory social security	1,242	375	—	—	1,617	(7)	(3)	—	—	(10)
– education	1,477	455	34	—	1,966	(5)	(8)	(6)	—	(19)
– health and care	4,077	1,032	166	—	5,275	(10)	(24)	(40)	—	(74)
– arts, entertainment and recreation	729	1,856	227	—	2,812	(8)	(51)	(55)	—	(114)
– other services	9,453	1,832	448	—	11,733	(58)	(55)	(249)	—	(362)
– activities of households	728	114	—	—	842	—	—	—	—	—
– extra-territorial organisations and bodies activities	16	—	—	—	16	—	—	—	—	—
– government	6,596	699	1	—	7,296	(2)	(10)	(1)	—	(13)
– asset-backed securities	335	14	—	—	349	—	(10)	—	—	(10)
Non-bank financial institutions	58,516	6,319	420	—	65,255	(34)	(56)	(42)	—	(132)
Loans and advances to banks	94,540	1,448	—	—	95,988	(9)	(5)	—	—	(14)
At 30 Sep 2021	529,085	132,417	13,385	209	675,096	(821)	(1,708)	(5,584)	(75)	(8,188)
By geography
Europe	148,908	42,927	6,643	74	198,552	(403)	(805)	(1,805)	(18)	(3,031)
– of which: UK	100,639	34,394	4,837	26	139,896	(357)	(663)	(1,052)	(5)	(2,077)
Asia	289,851	71,168	3,617	90	364,726	(212)	(472)	(2,190)	(45)	(2,919)
– of which: Hong Kong	163,641	45,664	1,675	40	211,020	(135)	(278)	(745)	(22)	(1,180)
MENA	24,505	5,661	1,679	22	31,867	(79)	(108)	(1,042)	(11)	(1,240)
North America	54,349	9,873	681	—	64,903	(54)	(206)	(201)	—	(461)
Latin America	11,472	2,788	765	23	15,048	(73)	(117)	(346)	(1)	(537)
At 30 Sep 2021	529,085	132,417	13,385	209	675,096	(821)	(1,708)	(5,584)	(75)	(8,188)

26	HSBC Holdings plc Earnings Release 3Q21

Total wholesale lending for loans and advances to banks and customers at amortised cost (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)
– agriculture, forestry and fishing	6,087	1,026	331	1	7,445	(12)	(45)	(149)	(1)	(207)
– mining and quarrying	7,429	3,705	797	16	11,947	(33)	(112)	(209)	(11)	(365)
– manufacture	68,179	23,564	2,076	87	93,906	(201)	(442)	(905)	(40)	(1,588)
– electricity, gas, steam and air-conditioning supply	14,240	1,907	53	—	16,200	(25)	(40)	(8)	—	(73)
– water supply, sewerage, waste management and remediation	2,874	253	47	—	3,174	(8)	(7)	(22)	—	(37)
– construction	9,368	4,455	773	4	14,600	(42)	(118)	(426)	(4)	(590)
– wholesale and retail trade, repair of motor vehicles and motorcycles	65,937	21,518	3,196	12	90,663	(174)	(326)	(2,029)	(3)	(2,532)
– transportation and storage	19,510	9,143	769	11	29,433	(90)	(163)	(240)	—	(493)
– accommodation and food	10,616	14,918	536	1	26,071	(76)	(285)	(129)	(1)	(491)
– publishing, audiovisual and broadcasting	17,019	2,796	131	33	19,979	(45)	(85)	(39)	(20)	(189)
– real estate	102,933	22,186	1,907	1	127,027	(169)	(260)	(738)	—	(1,167)
– professional, scientific and technical activities	17,162	6,379	498	33	24,072	(56)	(149)	(185)	(8)	(398)
– administrative and support services	17,085	8,361	907	70	26,423	(66)	(153)	(291)	(24)	(534)
– public administration and defence, compulsory social security	1,530	475	3	—	2,008	(2)	(11)	(1)	—	(14)
– education	1,402	691	29	—	2,122	(12)	(20)	(9)	—	(41)
– health and care	4,049	1,192	261	8	5,510	(21)	(45)	(120)	—	(186)
– arts, entertainment and recreation	1,631	1,570	236	—	3,437	(9)	(62)	(87)	—	(158)
– other services	11,380	1,320	410	—	13,110	(54)	(105)	(249)	—	(408)
– activities of households	660	142	—	—	802	—	(1)	—	—	(1)
– extra-territorial organisations and bodies activities	10	—	—	—	10	—	—	—	—	—
– government	7,866	671	1	—	8,538	(6)	(2)	(1)	—	(9)
– asset-backed securities	596	15	—	—	611	—	(13)	—	—	(13)
Non-bank financial institutions	52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)
Loans and advances to banks	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)
By geography
Europe	156,474	51,708	6,531	109	214,822	(589)	(1,400)	(2,097)	(51)	(4,137)
– of which: UK	104,534	40,454	4,712	53	149,753	(536)	(1,234)	(1,320)	(33)	(3,123)
Asia	279,985	58,159	3,443	106	341,693	(337)	(383)	(2,040)	(43)	(2,803)
– of which: Hong Kong	156,817	39,257	1,637	45	197,756	(162)	(260)	(751)	(23)	(1,196)
MENA	24,753	7,893	1,952	30	34,628	(91)	(216)	(1,205)	(12)	(1,524)
North America	46,852	18,220	913	—	65,985	(77)	(302)	(281)	—	(660)
Latin America	11,376	4,145	645	32	16,198	(86)	(271)	(314)	(6)	(677)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)

HSBC Holdings plc Earnings Release 3Q21	27

Earnings Release – 3Q21
Customer relief programmes
In response to the Covid-19 outbreak, governments and regulators around the world introduced a number of support measures for both personal and wholesale customers in market-wide schemes. The following table presents the number of personal accounts/wholesale customers and the associated drawn loan values of customers under these schemes and HSBC-specific measures for major markets at 30 September 2021. When schemes expire, accounts and customers and their associated drawn balances are no longer reported under relief regardless of their repayment status. In relation to personal lending, the majority of relief measures, including payment holidays, relate to existing lending, while in wholesale lending the relief measures comprise payment holidays, refinancing of existing facilities and new lending under government-backed schemes.
At 30 September 2021, the gross carrying value of loans to personal customers under relief was $2.0bn (31 December 2020: $5.5bn). This comprised $1.3bn in relation to mortgages (31 December 2020: $4.7bn) and $0.6bn in relation to other personal lending (31 December 2020: $0.9bn). The decrease in personal customer relief during the first nine months of 2021 was driven by customers exiting relief measures. The gross carrying value of loans to wholesale customers under relief was $29.6bn (31 December 2020: $35.3bn). We continue to monitor the recoverability of loans granted under customer relief programmes, including loans to a small number of customers that were subsequently found to be ineligible for such relief. The ongoing performance of such loans remains an area of uncertainty at 30 September 2021.

Personal lending
Extant at 30 September 2021		UK	Hong Kong	US	Other major markets[1,2]	Total
Market-wide schemes
Number of accounts granted mortgage customer relief	000s	—	—	—	7	7
Drawn loan value of accounts granted mortgage customer relief	$m	—	—	—	671	671
Number of accounts granted other personal lending customer relief	000s	—	—	—	37	37
Drawn loan value of accounts granted other personal lending customer relief	$m	—	—	—	550	550
HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	—	1	—	1
Drawn loan value of accounts granted mortgage customer relief	$m	—	149	518	8	675
Number of accounts granted other personal lending customer relief	000s	—	—	—	3	3
Drawn loan value of accounts granted other personal lending customer relief	$m	—	44	25	17	86
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	—	1	7	8
Drawn loan value of accounts granted mortgage customer relief	$m	—	149	518	679	1,346
Number of accounts granted other personal lending customer relief	000s	—	—	—	40	40
Drawn loan value of accounts granted other personal lending customer relief	$m	—	44	25	567	636
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	—	0.2	3.1	0.8	0.4
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	—	0.1	3.2	1.1	0.6

Wholesale lending
Extant at 30 September 2021		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	230	1	2	5	238
Drawn loan value of customers under market-wide schemes	$m	13,035	6,210	437	4,983	24,665
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	4	—	—	4
Drawn loan value of customers under HSBC-specific measures	$m	155	2,914	352	1,483	4,904
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	230	5	2	5	242
Drawn loan value	$m	13,190	9,124	789	6,466	29,569
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.8	4.9	2.3	3.4	5.4
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Malaysia, Singapore, Taiwan and UAE.
2 In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. As a result of further loosening of eligibility criteria and scope of relief measures, the country is now the major contributor to the figures reported under ‘Other major markets’. At 30 September 2021 the number of mortgage accounts under this moratorium was 7,000 with an associated drawn balance of $550m and the number of other personal lending accounts was 33,000 with an associated drawn balance of $471m.

28	HSBC Holdings plc Earnings Release 3Q21

Personal lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1,2,3]	Total
Market-wide schemes
Number of accounts granted mortgage customer relief	000s	6	—	—	5	11
Drawn loan value of accounts granted mortgage customer relief	$m	1,412	—	—	908	2,320
Number of accounts granted other personal lending customer relief	000s	15	—	—	28	43
Drawn loan value of accounts granted other personal lending customer relief	$m	140	—	—	386	526
HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	—	3	2	3	8
Drawn loan value of accounts granted mortgage customer relief	$m	7	1,124	864	360	2,355
Number of accounts granted other personal lending customer relief	000s	—	1	6	18	25
Drawn loan value of accounts granted other personal lending customer relief	$m	—	75	67	182	324
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts granted mortgage customer relief	000s	6	3	2	8	19
Drawn loan value of accounts granted mortgage customer relief	$m	1,419	1,124	864	1,268	4,675
Number of accounts granted other personal lending customer relief	000s	15	1	6	46	68
Drawn loan value of accounts granted other personal lending customer relief	$m	140	75	67	568	850
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	0.9	1.2	4.7	1.6	1.4
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	0.7	0.2	3.1	1.1	0.8

Wholesale lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	226	3	3	5	237
Drawn loan value of customers under market-wide schemes	$m	13,517	10,622	1,043	6,017	31,199
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	—	—	—	—
Drawn loan value of customers under HSBC-specific measures	$m	349	—	924	2,869	4,142
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	226	3	3	5	237
Drawn loan value	$m	13,866	10,622	1,967	8,886	35,341
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.6	5.9	5.2	4.6	6.4
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Indonesia, Malaysia, Mexico, Singapore, Switzerland, Taiwan and UAE.
2    In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. At 31 December 2020, the number of accounts under this moratorium was 26,000 with an associated drawn balance of $452m.
3    In Mexico, at 31 December 2020, there were 16,000 personal lending accounts under customer relief with an associated drawn balance of $233m.
The initial granting of customer relief does not automatically trigger a migration to stage 2 or stage 3. However, information provided by payment deferrals is considered in the context of other reasonable and supportable information. This forms part of the overall assessment for whether there has been a significant increase in credit risk and credit impairment to identify loans for which lifetime ECL is appropriate. An extension in payment deferral does not automatically result in a migration to stage 2 or stage 3. The key accounting and credit risk judgement to ascertain whether a significant increase in credit risk has occurred is whether the economic effects of the Covid-19 pandemic on the customer are likely to be temporary over the lifetime of the loan, and whether they indicate that a concession is being made in respect of financial difficulty that would be consistent with stage 3.
On 6 April 2021, the UK launched the Recovery Loan Scheme that provides businesses of any size financial support to recover from the Covid-19 pandemic subject to eligibility and viability assessments. The scheme will run until 31 December 2021. A government guarantee of 80% is provided under the scheme.
On 20 May 2021, the Group announced a new SME financing scheme in Hong Kong, with HK$40bn reserved to support SME customers to explore new opportunities and start a new chapter in their business journey as the economy starts to recover. The scheme is open until 30 November 2021.
On 21 September 2021, the Hong Kong Monetary Authority, together with the Banking Sector SME Lending Coordination Mechanism, announced that the Pre-approved Principal Payment Holiday Scheme for corporate customers will be extended for another six months to 30 April 2022.

HSBC Holdings plc Earnings Release 3Q21	29

Earnings Release – 3Q21

Capital adequacy

Capital adequacy metrics
	At
	30 Sep	30 Jun
	2021	2021
Risk-weighted assets ('RWAs') ($bn)
Credit risk	678.6	702.9
Counterparty credit risk	38.8	39.3
Market risk	28.1	25.5
Operational risk	93.7	94.6
Total risk-weighted assets	839.2	862.3
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	133.2	134.6
Tier 1 capital	156.9	158.3
Total capital	179.0	181.1
Capital ratios on a transitional basis (%)
CET1	15.9	15.6
Tier 1	18.7	18.4
Total capital	21.3	21.0
Capital on an end point basis ($bn)
CET1 capital	133.2	134.6
Tier 1 capital	155.6	157.0
Total capital	168.6	170.7
Capital ratios on an end point basis (%)
CET1	15.9	15.6
Tier 1	18.5	18.2
Total capital	20.1	19.8
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	664.0	659.3
Total net cash outflow ($bn)	490.2	493.7
LCR ratio (%)	135.5	133.5
Following the end of the transition period following the UK's withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, as amended. Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below.
Where applicable, the figures also reflect government relief schemes intended to mitigate the impact of the Covid-19 pandemic.
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the table above, including in the end point figures. Without their application, our CET1 ratio would be 15.8%. At 30 September 2021, the add-back to CET1 capital amounted to $0.9bn under the standardised ('STD') approach with a tax impact of $0.2bn.
For further details, refer to our Pillar 3 Disclosures at 30 September 2021, which are expected to be published on or around 1 November 2021.
Capital
At 30 September 2021, our common equity tier 1 (‘CET1’) capital ratio increased to 15.9% from 15.6% at 30 June 2021, reflecting a fall in RWAs. This was offset by a decrease in CET1 capital of $1.4bn. The decrease in CET1 capital was mainly a result of:
•$1.7bn unfavourable foreign currency translation differences;
•a $0.7bn higher deduction for intangible assets; and
•a $0.4bn decrease in the fair value through other comprehensive income reserves.
These decreases were partly offset by:
•$1.5bn capital generation through profits, net of $1.7bn foreseeable dividends and dividends paid on equity instruments.

30	HSBC Holdings plc Earnings Release 3Q21

Leverage

Leverage ratio[1]
		At
		30 Sep	30 Jun
		2021	2021
Ref*		$bn	$bn
20	Tier 1 capital	155.6	157.0
21	Total leverage ratio exposure	2,964.8	2,968.5
		%	%
22	Leverage ratio	5.2	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average[2]	2,504.9	2,535.1
		%	%
	UK leverage ratio – quarterly average[2]	6.3	6.3
	UK leverage ratio – quarter end[2]	6.2	6.2
*    The references identify the lines prescribed in the EBA template.
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2    UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework. This measure excludes from the calculation of exposure qualifying central bank balances and loans under the UK Bounce Back Loan scheme.
Our leverage ratio calculated in accordance with the Capital Requirements Regulation was 5.2% at 30 September 2021, down from 5.3% at 30 June 2021, primarily due to a decrease in the tier 1 capital.
At 30 September 2021, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translated into capital values of $17.6bn and $2.5bn respectively. We exceeded these leverage requirements.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	140.5	298.2	157.3	82.6	678.6
Counterparty credit risk	1.0	0.7	36.4	0.7	38.8
Market risk	1.4	0.7	23.8	2.2	28.1
Operational risk	34.1	27.3	31.6	0.7	93.7
At 30 Sep 2021	177.0	326.9	249.1	86.2	839.2
At 30 Jun 2021	185.0	332.1	255.2	90.0	862.3

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk				Market risk	Total RWAs
	WPB	CMB	GBM	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 July 2021	183.7	331.5	234.9	86.7	25.5	862.3
Asset size	(6.8)	1.3	(2.4)	0.9	3.5	(3.5)
Asset quality	(0.1)	(2.6)	(2.8)	(0.9)	—	(6.4)
Model updates	—	(0.1)	0.1	—	—	—
Methodology and policy	0.9	0.2	(2.2)	(2.5)	(0.9)	(4.5)
Foreign exchange movements	(2.1)	(4.1)	(2.3)	(0.2)	—	(8.7)
Total RWA movement	(8.1)	(5.3)	(9.6)	(2.7)	2.6	(23.1)
RWAs at 30 Sep 2021	175.6	326.2	225.3	84.0	28.1	839.2
Risk-weighted assets (‘RWAs’) fell by $23.1bn during 3Q21, including a decrease of $8.7bn due to foreign currency translation differences. The $14.4bn decrease (excluding foreign currency translation differences) comprised the movements described by the commentary below.
At 30 September 2021, our cumulative RWA saves as part of our transformation programme were $92.6bn. These included accelerated reductions of $9.6bn in 4Q19.
Asset size
The $3.5bn decrease in RWAs due to asset size movements included reductions in WPB and GBM credit risk RWAs, partly offset by increases in market risk, Corporate Centre and CMB RWAs.
The $6.8bn decrease in WPB RWAs was predominantly in Asia, where lower short-term lending to fund initial public offerings in Hong Kong resulted in an $8.1bn fall in RWAs, partly offset by $1.0bn of mortgage lending.
The $2.4bn fall in GBM included a further $1.4bn reduction in short-term lending related to the funding of initial public offerings in Hong Kong. Most of the remaining decrease was in Europe, and included falls in private equity assets and corporate lending.
A $3.5bn increase in market risk RWAs mainly arose in stressed value at risk ('VaR') and risks not in VaR, reflecting market conditions in equity and foreign exchange portfolios.

HSBC Holdings plc Earnings Release 3Q21	31

Earnings Release – 3Q21
The $0.9bn rise in Corporate Centre RWAs occurred mostly in Europe and North America, and included increases in sovereign exposures.
CMB RWAs increased by $1.3bn, mainly due to corporate lending growth in Asia and North America, partly offset by a $1.0bn fall in short-term lending in Hong Kong.
Asset quality
Changes in asset quality led to an RWA decrease of $6.4bn across the global businesses. This reduction was predominantly in GBM, CMB and Corporate Centre. A total of $3.1bn was due to favourable credit migration in corporate lending across CMB and GBM, mostly in Europe, Asia and North America. Most of the remaining reduction followed favourable portfolio mix movements across the major regions, also concentrated in corporate lending portfolios.
Methodology and policy
The $4.5bn reduction in RWAs due to methodology and policy changes was mainly due to risk parameter refinements in GBM and CMB, mostly in Europe, North America and Asia. Changes to the allocation of Markets Treasury assets resulted in a $2.5bn decrease in Corporate Centre, offset by a $0.9bn increase in WPB RWAs and further increases in CMB and GBM following transfer of RWAs. The $0.9bn fall in market risk RWAs followed enhancements to foreign exchange risk calculations under the standardised approach.

Regulatory developments
Our capital planning makes allowance for significant imminent regulatory developments and business actions that may consume capital.
In 4Q21, we expect an increase in RWAs of approximately 2% from growth and regulatory impacts.
During 2022, we expect a further 60bps to 80bps impact upon our CET1 ratio as a result of regulatory developments including:
•the change in the treatment of software assets;
•the implementation of the standardised approach for counterparty credit risk calculation, which comes into effect on
1 January 2022;
•measures to improve the comparability of internal ratings-based (‘IRB’) models, including the introduction of a minimum risk weight for performing mortgage portfolios in the UK; and
•the expiry of transitional provisions in the European Union (Withdrawal) Act that permit us to zero risk-weight exposures to EEA sovereigns.
We expect the classification of our retail banking operations in France as being held for sale to reduce our CET1 ratio by 25bps.

32	HSBC Holdings plc Earnings Release 3Q21

Alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 314 of the Form 20-F for the year ended 31 December 2020. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period. Since 1 January 2021, the UK bank levy has no longer been excluded from the calculation of this measure. Comparative data have not been re-presented.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders' equity and return on average tangible equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	10,819	3,336	3,543	3,396	1,359
Impairment of goodwill and other intangible assets (net of tax)	17	1,156	17	—	2
Decrease/(increase) in PVIF (net of tax)	(52)	(562)	(68)	(44)	(252)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	10,784	3,930	3,492	3,352	1,109
Significant items (net of tax) and other adjustments[1,2]	1,673	1,505
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF and significant items[1]	12,457	5,435
Equity
Average ordinary shareholders’ equity	176,075	165,934	176,481	174,075	167,151
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(17,721)	(17,234)	(17,919)	(17,629)	(17,081)
Average tangible equity	158,354	148,700	158,562	156,446	150,070
Fair value of own debt, DVA and other adjustments	1,547	(260)
Average tangible equity excluding fair value of own debt, DVA and other adjustments	159,901	148,440
Ratio	%	%	%	%	%
Return on average ordinary shareholders' equity (annualised)	8.2	2.7	8.0	7.8	3.2
Return on tangible equity (annualised)	9.1	3.5	8.7	8.6	2.9
Return on tangible equity excluding significant items (annualised)[1]	10.4	4.9
1    Since 1 January 2021, the UK bank levy has no longer been excluded from the calculation of this measure. Comparative data have not been re-presented.
2 Other adjustments includes entries relating to the timing of payments on additional tier 1 coupons.

HSBC Holdings plc Earnings Release 3Q21	33

Earnings Release – 3Q21

Return on average tangible equity by global business
	Nine months ended 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	5,510	5,316	4,335	1,081	16,242
Tax expense	(1,179)	(1,413)	(906)	(80)	(3,578)
Profit after tax	4,331	3,903	3,429	1,001	12,664
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(563)	(502)	(572)	(208)	(1,845)
Profit attributable to ordinary shareholders of the parent company	3,768	3,401	2,857	793	10,819
Decrease/(increase) in PVIF (net of tax)	(48)	(1)	—	(3)	(52)
Significant items (net of tax)	195	22	327	938	1,482
Other adjustments	2	(3)	(2)	211	208
Profit attributable to ordinary shareholders, excluding PVIF and significant items	3,917	3,419	3,182	1,939	12,457
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	30,506	39,363	42,050	47,982	159,901
RoTE excluding significant items (annualised) (%)	17.2	11.6	10.1	5.4	10.4

	Nine months ended 30 Sep 2020
Profit before tax	2,696	1,284	2,912	500	7,392
Tax expense	(492)	(527)	(1,093)	(116)	(2,228)
Profit after tax	2,204	757	1,819	384	5,164
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(543)	(492)	(498)	(295)	(1,828)
Profit attributable to ordinary shareholders of the parent company	1,661	265	1,321	89	3,336
Increase in PVIF (net of tax)	(544)	(16)	—	(2)	(562)
Significant items (net of tax)	346	64	818	1,040	2,268
Other adjustments	15	(8)	(12)	398	393
Profit attributable to ordinary shareholders, excluding PVIF and significant items	1,478	305	2,127	1,525	5,435
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	25,998	37,519	41,114	43,809	148,440
RoTE excluding significant items (annualised) (%)	7.6	1.1	6.9	4.6	4.9

Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep	30 Jun	30 Sep
	2021	2021	2020
	$m	$m	$m
Total shareholders’ equity	198,144	198,218	191,904
Preference shares and other equity instruments	(22,414)	(22,414)	(22,319)
Total ordinary shareholders’ equity	175,730	175,804	169,585
Goodwill, PVIF and intangible assets (net of deferred tax)	(18,019)	(17,819)	(17,325)
Tangible ordinary shareholders’ equity	157,711	157,985	152,260
Basic number of $0.50 ordinary shares outstanding	20,201	20,223	20,173
Value per share	$	$	$
Net asset value per ordinary share	8.70	8.69	8.41
Tangible net asset value per ordinary share	7.81	7.81	7.55

34	HSBC Holdings plc Earnings Release 3Q21

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised adjusted ECL divided by adjusted average gross loans and advances to customers for the period.
The adjusted numbers are derived by adjusting reported ECL and loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	1,378	(7,643)	659	284	(785)
Currency translation		(467)		(4)	(38)
Adjusted ECL	1,378	(8,110)	659	280	(823)
Average gross loans and advances to customers	1,057,457	1,045,773	1,061,781	1,063,083	1,043,476
Currency translation	(10,317)	29,528	(7,174)	(12,851)	29,297
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	1,047,140	1,075,301	1,054,607	1,050,232	1,072,773
Ratio	%	%	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	(0.18)	1.01	(0.25)	(0.11)	0.31

HSBC Holdings plc Earnings Release 3Q21	35

Earnings Release – 3Q21

Reconciliation of reported and adjusted results

Reconciliation of reported and adjusted results
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2021	2020	2021	2021	2020
	$m	$m	$m	$m	$m
Revenue
Reported[1]	37,563	38,672	12,012	12,565	11,927
Currency translation		1,420		(130)	303
Significant items	435	(121)	189	(40)	144
– customer redress programmes	(18)	22	—	—	48
– disposals, acquisitions and investment in new businesses	—	8	—	—	—
– fair value movements on financial instruments[2]	258	(310)	64	(45)	(11)
– restructuring and other related costs[3]	195	150	125	4	101
– currency translation of significant items		9		1	6
Adjusted	37,998	39,971	12,201	12,395	12,374
Change in expected credit losses and other credit impairment charges
Reported	1,378	(7,643)	659	284	(785)
Currency translation		(467)		(4)	(38)
Adjusted	1,378	(8,110)	659	280	(823)
Operating expenses
Reported	(25,076)	(24,568)	(7,989)	(8,560)	(8,041)
Currency translation		(1,097)		89	(210)
Significant items	1,269	2,349	404	535	639
– customer redress programmes	24	53	7	27	3
– impairment of goodwill and other intangibles	—	1,082	—	—	57
– restructuring and other related costs[4]	1,245	1,072	397	514	567
– settlements and provisions in connection with legal and regulatory matters	—	8	—	—	3
– currency translation of significant items		134		(6)	9
Adjusted	(23,807)	(23,316)	(7,585)	(7,936)	(7,612)
Share of profit/(loss) in associates and joint ventures
Reported	2,377	931	721	771	(27)
Currency translation		115		(2)	24
Significant items	—	462	—	—	462
– impairment of goodwill[5]	—	462	—	—	462
– currency translation of significant items		—		—	—
Adjusted	2,377	1,508	721	769	459
Profit before tax
Reported	16,242	7,392	5,403	5,060	3,074
Currency translation		(29)		(47)	79
Significant items[6]	1,704	2,690	593	495	1,245
– revenue	435	(121)	189	(40)	144
– operating expenses	1,269	2,349	404	535	639
– share in profit of associates and joint ventures	—	462	—	—	462
Adjusted	17,946	10,053	5,996	5,508	4,398
Loans and advances to customers (net)
Reported	1,039,677	1,041,340	1,039,677	1,059,511	1,041,340
Currency translation		17,201		(14,151)	17,201
Adjusted	1,039,677	1,058,541	1,039,677	1,045,360	1,058,541
Customer accounts
Reported	1,687,982	1,568,714	1,687,982	1,669,091	1,568,714
Currency translation		23,570		(21,851)	23,570
Adjusted	1,687,982	1,592,284	1,687,982	1,647,240	1,592,284
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
4    The 9M20 period includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
5    In 3Q20, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.
6    Tax on significant items at reported rates of foreign exchange was a credit of $71m in 3Q21 (2Q21: $77m credit, 3Q20: $162m credit).

36	HSBC Holdings plc Earnings Release 3Q21

Reconciliation of reported and adjusted results – global businesses
Analysis of significant items by global business is presented below.

Reconciliation of reported results to adjusted results – global businesses
	Nine months ended 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	16,816	10,044	11,214	(511)	37,563
Significant items	2	(18)	268	183	435
– customer redress programmes	1	(19)	—	—	(18)
– fair value movements on financial instruments[2]	—	(1)	4	255	258
– restructuring and other related costs[3]	1	2	264	(72)	195
Adjusted	16,818	10,026	11,482	(328)	37,998
ECL
Reported	289	521	561	7	1,378
Adjusted	289	521	561	7	1,378
Operating expenses
Reported	(11,619)	(5,250)	(7,440)	(767)	(25,076)
Significant items	251	52	120	846	1,269
– customer redress programmes	18	—	—	6	24
– restructuring and other related costs	233	52	120	840	1,245
Adjusted	(11,368)	(5,198)	(7,320)	79	(23,807)
Share of profit in associates and joint ventures
Reported	24	1	—	2,352	2,377
Adjusted	24	1	—	2,352	2,377
Profit before tax
Reported	5,510	5,316	4,335	1,081	16,242
Significant items	253	34	388	1,029	1,704
– revenue	2	(18)	268	183	435
– operating expenses	251	52	120	846	1,269
Adjusted	5,763	5,350	4,723	2,110	17,946
Loans and advances to customers (net)
Reported	481,795	345,156	211,976	750	1,039,677
Adjusted	481,795	345,156	211,976	750	1,039,677
Customer accounts
Reported	844,611	488,201	354,466	704	1,687,982
Adjusted	844,611	488,201	354,466	704	1,687,982
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc Earnings Release 3Q21	37

Earnings Release – 3Q21

Reconciliation of reported results to adjusted results – global businesses (continued)
	Nine months ended 30 Sep 2020
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	16,679	10,148	11,695	150	38,672
Currency translation	572	408	483	(43)	1,420
Significant items	13	18	105	(257)	(121)
– customer redress programmes	5	17	—	—	22
– disposal, acquisitions and investment in new businesses	8	—	—	—	8
– fair value movements on financial instruments[2]	—	—	(62)	(248)	(310)
– restructuring and other related costs[3]	—	—	159	(9)	150
– currency translation on significant items	—	1	8	—	9
Adjusted	17,264	10,574	12,283	(150)	39,971
ECL
Reported	(2,545)	(3,880)	(1,218)	—	(7,643)
Currency translation	(153)	(234)	(80)	—	(467)
Adjusted	(2,698)	(4,114)	(1,298)	—	(8,110)
Operating expenses
Reported	(11,440)	(4,984)	(7,565)	(579)	(24,568)
Currency translation	(453)	(219)	(455)	30	(1,097)
Significant items	426	69	849	1,005	2,349
– customer redress programmes	45	1	—	7	53
– impairment of goodwill and other intangibles	309	44	578	151	1,082
– restructuring and other related costs[4]	58	14	191	809	1,072
– settlements and provisions in connection with legal and regulatory matters	—	—	2	6	8
– currency translation on significant items	14	10	78	32	134
Adjusted	(11,467)	(5,134)	(7,171)	456	(23,316)
Share of profit in associates and joint ventures
Reported	2	—	—	929	931
Currency translation	—	—	—	115	115
Significant item	—	—	—	462	462
– impairment of goodwill[5]	—	—	—	462	462
– currency translation on significant items	—	—	—	—	—
Adjusted	2	—	—	1,506	1,508
Profit before tax
Reported	2,696	1,284	2,912	500	7,392
Currency translation	(34)	(45)	(52)	102	(29)
Significant items	439	87	954	1,210	2,690
– revenue	13	18	105	(257)	(121)
– operating expenses	426	69	849	1,005	2,349
– share of profit in associates and joint ventures	—	—	—	462	462
Adjusted	3,101	1,326	3,814	1,812	10,053
Loans and advances to customers (net)
Reported	459,516	343,702	236,902	1,220	1,041,340
Currency translation	8,772	5,531	2,876	22	17,201
Adjusted	468,288	349,233	239,778	1,242	1,058,541
Customer accounts
Reported	793,612	431,021	343,365	716	1,568,714
Currency translation	10,354	7,658	5,540	18	23,570
Adjusted	803,966	438,679	348,905	734	1,592,284
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
5    During the year, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

38	HSBC Holdings plc Earnings Release 3Q21

Reconciliation of reported and adjusted items – global businesses
	Quarter ended 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,416	3,374	3,511	(289)	12,012
Significant items	2	—	93	94	189
– fair value movements on financial instruments[2]	1	—	(9)	72	64
– restructuring and other related costs[3]	1	—	102	22	125
Adjusted	5,418	3,374	3,604	(195)	12,201
ECL
Reported	237	272	147	3	659
Adjusted	237	272	147	3	659
Operating expenses
Reported	(3,802)	(1,706)	(2,382)	(99)	(7,989)
Significant items	34	33	47	290	404
– customer redress programmes	5	—	—	2	7
– restructuring and other related costs	29	33	47	288	397
Adjusted	(3,768)	(1,673)	(2,335)	191	(7,585)
Share of profit in associates and joint ventures
Reported	13	—	—	708	721
Adjusted	13	—	—	708	721
Profit before tax
Reported	1,864	1,940	1,276	323	5,403
Significant items	36	33	140	384	593
– revenue	2	—	93	94	189
– operating expenses	34	33	47	290	404
Adjusted	1,900	1,973	1,416	707	5,996
Loans and advances to customers (net)
Reported	481,795	345,156	211,976	750	1,039,677
Adjusted	481,795	345,156	211,976	750	1,039,677
Customer accounts
Reported	844,611	488,201	354,466	704	1,687,982
Adjusted	844,611	488,201	354,466	704	1,687,982
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc Earnings Release 3Q21	39

Earnings Release – 3Q21

Reconciliation of reported and adjusted items – global businesses (continued)
	Quarter ended 30 June 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,707	3,321	3,488	49	12,565
Currency translation	(52)	(39)	(41)	2	(130)
Significant items	—	—	97	(137)	(40)
– fair value movements on financial instruments[2]	(1)	—	1	(45)	(45)
– restructuring and other related costs[3]	—	—	97	(93)	4
– currency translation on significant items	1	—	(1)	1	1
Adjusted	5,655	3,282	3,544	(86)	12,395
ECL
Reported	34	19	224	7	284
Currency translation	(2)	(1)	—	(1)	(4)
Adjusted	32	18	224	6	280
Operating expenses
Reported	(3,943)	(1,785)	(2,482)	(350)	(8,560)
Currency translation	40	19	31	(1)	89
Significant items	148	16	43	328	535
– customer redress programmes	25	—	—	2	27
– restructuring and other related costs	124	16	44	330	514
– currency translation on significant items	(1)	—	(1)	(4)	(6)
Adjusted	(3,755)	(1,750)	(2,408)	(23)	(7,936)
Share of profit in associates and joint ventures
Reported	3	—	—	768	771
Currency translation	(1)	—	—	(1)	(2)
Adjusted	2	—	—	767	769
Profit before tax
Reported	1,801	1,555	1,230	474	5,060
Currency translation	(15)	(21)	(10)	(1)	(47)
Significant items	148	16	140	191	495
– revenue	—	—	97	(137)	(40)
– operating expenses	148	16	43	328	535
Adjusted	1,934	1,550	1,360	664	5,508
Loans and advances to customers (net)
Reported	491,320	350,945	216,098	1,148	1,059,511
Currency translation	(7,555)	(4,353)	(2,226)	(17)	(14,151)
Adjusted	483,765	346,592	213,872	1,131	1,045,360
Customer accounts
Reported	841,257	485,689	341,242	903	1,669,091
Currency translation	(10,451)	(6,596)	(4,782)	(22)	(21,851)
Adjusted	830,806	479,093	336,460	881	1,647,240
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

40	HSBC Holdings plc Earnings Release 3Q21

Reconciliation of reported and adjusted items – global businesses (continued)
	Quarter ended 30 Sep 2020
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,409	3,148	3,510	(140)	11,927
Currency translation	127	82	93	1	303
Significant items	34	17	106	(13)	144
– customer redress programmes	31	17	—	—	48
– disposals, acquisitions and investment in new businesses	1	—	—	(1)	—
– fair value movements on financial instruments[2]	—	—	3	(14)	(11)
– restructuring and other related costs[3]	—	—	101	—	101
– currency translation on significant items	2	—	2	2	6
Adjusted	5,570	3,247	3,709	(152)	12,374
ECL
Reported	(343)	(354)	(100)	12	(785)
Currency translation	(27)	(9)	(3)	1	(38)
Adjusted	(370)	(363)	(103)	13	(823)
Operating expenses
Reported	(3,871)	(1,587)	(2,412)	(171)	(8,041)
Currency translation	(87)	(41)	(79)	(3)	(210)
Significant items	186	(50)	133	370	639
– customer redress programmes	(4)	—	—	7	3
– impairment of goodwill and other intangibles	224	3	11	(181)	57
– restructuring and other related costs[4]	(31)	(51)	119	530	567
– settlements and provisions in connection with legal and regulatory matters	—	—	—	3	3
– currency translation on significant items	(3)	(2)	3	11	9
Adjusted	(3,772)	(1,678)	(2,358)	196	(7,612)
Share of profit/(loss) in associates and joint ventures
Reported	10	—	—	(37)	(27)
Currency translation	—	—	—	24	24
Significant item	—	—	—	462	462
– impairment of goodwill[5]	—	—	—	462	462
– currency translation on significant items	—	—	—	—	—
Adjusted	10	—	—	449	459
Profit/(loss) before tax
Reported	1,205	1,207	998	(336)	3,074
Currency translation	13	32	11	23	79
Significant items	220	(33)	239	819	1,245
– revenue	34	17	106	(13)	144
– operating expenses	186	(50)	133	370	639
– share of profit in associates and joint ventures	—	—	—	462	462
Adjusted	1,438	1,206	1,248	506	4,398
Loans and advances to customers (net)
Reported	459,516	343,702	236,902	1,220	1,041,340
Currency translation	8,772	5,531	2,876	22	17,201
Adjusted	468,288	349,233	239,778	1,242	1,058,541
Customer accounts
Reported	793,612	431,021	343,365	716	1,568,714
Currency translation	10,354	7,658	5,540	18	23,570
Adjusted	803,966	438,679	348,905	734	1,592,284
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
4    Includes impairment of tangible assets of $124m.
5    During the quarter, The Saudi British Bank (‘SABB‘), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q21	41

Earnings Release – 3Q21
Reconciliation of reported and adjusted risk-weighted assets
The following table reconciles reported and adjusted risk-weighted assets (‘RWAs’).

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Sep 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	177.0	326.9	249.1	86.2	839.2
Adjusted[1]	177.0	326.9	249.1	86.2	839.2

	At 30 Jun 2021
Risk-weighted assets
Reported	185.0	332.1	255.2	90.0	862.3
Currency translation	(2.1)	(4.1)	(2.3)	(0.2)	(8.7)
Adjusted[1]	182.9	328.0	252.9	89.8	853.6

	At 31 Mar 2021
Risk-weighted assets
Reported	171.9	326.8	254.6	93.5	846.8
Currency translation	(1.5)	(3.0)	(1.8)	(0.3)	(6.6)
Adjusted[1]	170.4	323.8	252.8	93.2	840.2
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.
Reconciliation of reported and adjusted results – geographical regions
Analysis of significant items by geographical regions is presented below.

Reconciliation of reported results to adjusted results – geographical regions
	Nine months ended 30 Sep 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	14,913	19,830	1,879	4,501	2,262	37,563
Significant items[2]	146	(111)	—	24	6	435
– customer redress programmes	(18)	—	—	—	—	(18)
– fair value movement on financial instruments[3]	252	2	—	4	—	258
– restructuring and other related costs[2,4]	(88)	(113)	—	20	6	195
Adjusted[2]	15,059	19,719	1,879	4,525	2,268	37,998
ECL
Reported	1,327	(312)	160	257	(54)	1,378
Adjusted	1,327	(312)	160	257	(54)	1,378
Operating expenses
Reported[2]	(13,384)	(11,181)	(1,143)	(3,595)	(1,595)	(25,076)
Significant items[2]	974	327	37	253	48	1,269
– customer redress programmes	24	—	—	—	—	24
– restructuring and other related costs[2]	950	327	37	253	48	1,245
Adjusted[2]	(12,410)	(10,854)	(1,106)	(3,342)	(1,547)	(23,807)
Share of profit in associates and joint ventures
Reported	254	1,902	205	—	16	2,377
Adjusted	254	1,902	205	—	16	2,377
Profit before tax
Reported	3,110	10,239	1,101	1,163	629	16,242
Significant items	1,120	216	37	277	54	1,704
– revenue[2]	146	(111)	—	24	6	435
– operating expenses[2]	974	327	37	253	48	1,269
Adjusted	4,230	10,455	1,138	1,440	683	17,946
Loans and advances to customers (net)
Reported	398,308	487,559	27,095	106,422	20,293	1,039,677
Adjusted	398,308	487,559	27,095	106,422	20,293	1,039,677
Customer accounts
Reported	666,968	771,463	42,089	179,100	28,362	1,687,982
Adjusted	666,968	771,463	42,089	179,100	28,362	1,687,982
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments and gains we made at our business update in February 2020.

42	HSBC Holdings plc Earnings Release 3Q21

Reconciliation of reported results to adjusted results – geographical regions (continued)
	Nine months ended 30 Sep 2020
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	13,465	20,904	2,002	4,887	2,323	38,672
Currency translation[2]	1,135	353	(36)	95	(26)	1,420
Significant items	(133)	(36)	(1)	55	(6)	(121)
– customer redress programmes	22	—	—	—	—	22
– disposals, acquisitions and investment in new businesses	—	—	—	8	—	8
– fair value movements on financial instruments[3]	(264)	(36)	(1)	(1)	(8)	(310)
– restructuring and other related costs[4]	102	—	—	48	—	150
– currency translation on significant items	7	—	—	—	2	9
Adjusted[2]	14,467	21,221	1,965	5,037	2,291	39,971
ECL
Reported	(3,238)	(1,962)	(721)	(873)	(849)	(7,643)
Currency translation	(329)	(61)	3	(24)	(56)	(467)
Adjusted	(3,567)	(2,023)	(718)	(897)	(905)	(8,110)
Operating expenses
Reported[2]	(13,159)	(9,773)	(1,192)	(3,998)	(1,355)	(24,568)
Currency translation[2]	(982)	(204)	26	(60)	22	(1,097)
Significant items	1,693	49	63	518	26	2,349
– customer redress programmes	53	—	—	—	—	53
– impairment of goodwill and other intangible assets	800	—	60	222	—	1,082
– restructuring and other related costs[5]	694	48	5	295	30	1,072
– settlements and provisions in connection with legal and regulatory matters	8	—	—	—	—	8
– currency translation on significant items	138	1	(2)	1	(4)	134
Adjusted[2]	(12,448)	(9,928)	(1,103)	(3,540)	(1,307)	(23,316)
Share of profit/(loss) in associates and joint ventures
Reported	(44)	1,387	(415)	—	3	931
Currency translation	(1)	116	—	—	—	115
Significant item	—	—	462	—	—	462
– impairment of goodwill[6]	—	—	462	—	—	462
– currency translation on significant items	—	—	—	—	—	—
Adjusted	(45)	1,503	47	—	3	1,508
Profit/(loss) before tax
Reported	(2,976)	10,556	(326)	16	122	7,392
Currency translation	(177)	204	(7)	11	(60)	(29)
Significant items	1,560	13	524	573	20	2,690
– revenue	(133)	(36)	(1)	55	(6)	(121)
– operating expenses	1,693	49	63	518	26	2,349
– share of profit in associates and joint ventures	—	—	462	—	—	462
Adjusted	(1,593)	10,773	191	600	82	10,053
Loans and advances to customers (net)
Reported	398,181	484,125	29,307	110,394	19,333	1,041,340
Currency translation	12,558	1,644	(407)	2,474	932	17,201
Adjusted	410,739	485,769	28,900	112,868	20,265	1,058,541
Customer accounts
Reported	593,172	732,367	40,815	177,478	24,882	1,568,714
Currency translation	19,688	783	(475)	2,943	631	23,570
Adjusted	612,860	733,150	40,340	180,421	25,513	1,592,284
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
5    Includes impairment of software intangible assets of $173m (of the total software intangible asset impairment of $1,320m) and impairment of tangible assets of $124m.
6    During the year, The Saudi British Bank (‘SABB‘), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC‘s post-tax share of the goodwill impairment was $462m.

HSBC Holdings plc Earnings Release 3Q21	43

Earnings Release – 3Q21

Reconciliation of reported results to adjusted results – geographical regions
	Quarter ended 30 Sep 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	4,684	6,574	627	1,450	777	12,012
Significant items[2]	67	(57)	—	21	(1)	189
– fair value movements on financial instruments[3]	64	(3)	—	4	(1)	64
– restructuring and other related costs[2,4]	3	(54)	—	17	—	125
Adjusted[2]	4,751	6,517	627	1,471	776	12,201
ECL
Reported	657	(105)	44	45	18	659
Adjusted	657	(105)	44	45	18	659
Operating expenses
Reported[2]	(4,300)	(3,709)	(358)	(1,137)	(585)	(7,989)
Significant items[2]	340	125	15	62	21	404
– customer redress programmes	7	—	—	—	—	7
– restructuring and other related costs[2]	333	125	15	62	21	397
Adjusted[2]	(3,960)	(3,584)	(343)	(1,075)	(564)	(7,585)
Share of profit in associates and joint ventures
Reported	101	543	65	—	12	721
Adjusted	101	543	65	—	12	721
Profit before tax
Reported	1,142	3,303	378	358	222	5,403
Significant items	407	68	15	83	20	593
– revenue[2]	67	(57)	—	21	(1)	189
– operating expenses[2]	340	125	15	62	21	404
Adjusted	1,549	3,371	393	441	242	5,996
Loans and advances to customers (net)
Reported	398,308	487,559	27,095	106,422	20,293	1,039,677
Adjusted	398,308	487,559	27,095	106,422	20,293	1,039,677
Customer accounts
Reported	666,968	771,463	42,089	179,100	28,362	1,687,982
Adjusted	666,968	771,463	42,089	179,100	28,362	1,687,982
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

44	HSBC Holdings plc Earnings Release 3Q21

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 30 Jun 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	5,177	6,482	620	1,502	773	12,565
Currency translation[2]	(86)	(34)	(1)	(12)	(6)	(130)
Significant items[2]	(155)	(30)	—	3	1	(40)
– fair value movements on financial instruments[3]	(48)	3	—	—	—	(45)
– restructuring and other related costs[2,4]	(108)	(33)	—	3	1	4
– currency translation on significant items	1	—	—	—	—	1
Adjusted[2]	4,936	6,418	619	1,493	768	12,395
ECL
Reported	333	(175)	61	108	(43)	284
Currency translation	(4)	1	(1)	(1)	1	(4)
Adjusted	329	(174)	60	107	(42)	280
Operating expenses
Reported[2]	(4,557)	(3,778)	(397)	(1,289)	(528)	(8,560)
Currency translation[2]	63	21	1	8	5	89
Significant items[2]	353	142	10	152	19	535
– customer redress programmes	27	—	—	—	—	27
– restructuring and other related costs[2]	330	143	11	153	18	514
– currency translation on significant items	(4)	(1)	(1)	(1)	1	(6)
Adjusted[2]	(4,141)	(3,615)	(386)	(1,129)	(504)	(7,936)
Share of profit in associates and joint ventures
Reported	18	649	102	—	2	771
Currency translation	(1)	(1)	—	—	—	(2)
Adjusted	17	648	102	—	2	769
Profit before tax
Reported	971	3,178	386	321	204	5,060
Currency translation	(28)	(13)	(1)	(5)	—	(47)
Significant items	198	112	10	155	20	495
– revenue[2]	(155)	(30)	—	3	1	(40)
– operating expenses[2]	353	142	10	152	19	535
Adjusted	1,141	3,277	395	471	224	5,508
Loans and advances to customers (net)
Reported	402,778	502,360	27,608	106,414	20,351	1,059,511
Currency translation	(9,550)	(2,583)	(53)	(1,309)	(656)	(14,151)
Adjusted	393,228	499,777	27,555	105,105	19,695	1,045,360
Customer accounts
Reported	663,996	759,948	41,086	176,152	27,909	1,669,091
Currency translation	(15,796)	(3,640)	(96)	(1,411)	(908)	(21,851)
Adjusted	648,200	756,308	40,990	174,741	27,001	1,647,240
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc Earnings Release 3Q21	45

Earnings Release – 3Q21

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 30 Sep 2020
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	4,489	6,324	623	1,482	746	11,927
Currency translation[2]	256	52	(9)	21	9	303
Significant items	97	(2)	—	49	—	144
– customer redress programmes	48	—	—	—	—	48
– fair value movements on financial instruments[3]	(12)	(2)	—	2	1	(11)
– restructuring and other related costs[4]	54	—	—	47	—	101
– currency translation on significant items	7	—	—	—	(1)	6
Adjusted[2]	4,842	6,374	614	1,552	755	12,374
ECL
Reported	(353)	(144)	(110)	14	(192)	(785)
Currency translation	(9)	1	—	—	(30)	(38)
Adjusted	(362)	(143)	(110)	14	(222)	(823)
Operating expenses
Reported[2]	(4,058)	(3,343)	(429)	(1,503)	(445)	(8,041)
Currency translation[2]	(190)	(39)	11	(15)	(3)	(210)
Significant items	234	32	22	334	17	639
– customer redress programmes	3	—	—	—	—	3
– impairment of goodwill and other intangibles	(184)	—	19	222	—	57
– restructuring and other related costs[5]	402	30	5	111	19	567
– settlements and provisions in connection with legal and regulatory matters	3	—	—	—	—	3
– currency translation on significant items	10	2	(2)	1	(2)	9
Adjusted[2]	(4,014)	(3,350)	(396)	(1,184)	(431)	(7,612)
Share of profit/(loss) in associates and joint ventures
Reported	6	350	(384)	—	1	(27)
Currency translation	1	23	—	—	—	24
Significant item	—	—	462	—	—	462
– impairment of goodwill[6]	—	—	462	—	—	462
– currency translation on significant items	—	—	—	—	—	—
Adjusted	7	373	78	—	1	459
Profit/(loss) before tax
Reported	84	3,187	(300)	(7)	110	3,074
Currency translation	58	37	2	6	(24)	79
Significant items	331	30	484	383	17	1,245
– revenue	97	(2)	—	49	—	144
– operating expenses	234	32	22	334	17	639
– share of profit in associates and joint ventures	—	—	462	—	—	462
Adjusted	473	3,254	186	382	103	4,398
Loans and advances to customers (net)
Reported	398,181	484,125	29,307	110,394	19,333	1,041,340
Currency translation	12,558	1,644	(407)	2,474	932	17,201
Adjusted	410,739	485,769	28,900	112,868	20,265	1,058,541
Customer accounts
Reported	593,172	732,367	40,815	177,478	24,882	1,568,714
Currency translation	19,688	783	(475)	2,943	631	23,570
Adjusted	612,860	733,150	40,340	180,421	25,513	1,592,284
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.
5    Includes impairment of tangible assets of $124m.
6    During the quarter, The Saudi British Bank (‘SABB‘), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC‘s post-tax share of the goodwill impairment was $462m.

46	HSBC Holdings plc Earnings Release 3Q21

Additional information

Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2021 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 December 2021 to holders of record on 30 November 2021.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.
*    Non-executive Group Chairman
†    Independent non-executive Director

Investor relations / media relations contacts
For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Jessica Lee
Tel: +852 2822 4908	Tel: +852 2822 1268

HSBC Holdings plc Earnings Release 3Q21	47

Earnings Release – 3Q21

Terms and abbreviations

1H20	First half of 2020
1H21	First half of 2021
1Q20	First quarter of 2020
1Q21	First quarter of 2021
2Q20	Second quarter of 2020
2Q21	Second quarter of 2021
3Q20	Third quarter of 2020
3Q21	Third quarter of 2021
4Q20	Fourth quarter of 2020
4Q21	Fourth quarter of 2021
9M20	Nine months to 30 September 2020
9M21	Nine months to 30 September 2021
AIEA	Average interest-earning assets
ASEAN	Association of Southeast Asian Nations
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
DPD	Days past due
DVA	Debt valuation adjustment
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
EEA	European Economic Area
ESG	Environmental, social and governance
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
JV	Joint venture
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
Long term	We define long term as five to six years
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	We define medium term as three to five years
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC's capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
Revenue	Net operating income before ECL
RFR	Risk-free rate
RoE	Return on average ordinary shareholders' equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
SME	Small and medium-sized enterprise
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

48	HSBC Holdings plc Earnings Release 3Q21

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/0273Q_1-2021-10-24.pdf

HSBC Holdings plc Earnings Release 3Q21	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer

Date: October 25, 2021